3/11

03007571

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Henkel

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 01 2003
THOMSON FINANCIAL

FILE NO. 82- 4437 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 3/20/03

Annual Report 2002

82-4437

AR/S
12-31-02


REPAIR
EXPRESS
Dries white
DIADERMINE
MEGAPERLS
Henkel
A Brand like a Friend

Financial Highlights

(figures in mill. euros)

Henkel Group

	2001	2002
Sales	**9,410**[2]	**9,656**
Operating profit (EBIT), ***continuing businesses***[1]	**602**[2]	**666**
Laundry & Home Care	243	268
Cosmetics/Toiletries	166	184
Consumer and Craftsmen Adhesives	110	123
Henkel Technologies	138	185
Earnings before taxes on income	**734**[3]	**664**
Net earnings	**476**[3]	**431**
Earnings after minority interests	**437**[3]	**435**
Earnings per preferred share	**3.05**[3]	**3.06**
Return on capital employed (ROCE)	**12.4 %**[2]	**15.7 %**
Capital expenditures (incl. financial assets)	**664**[2]	**494**
Research and development costs	**255**[2]	**259**
Number of employees (annual average)	**47,362**[2]	**47,203**

[1] Corporate segment: –55 million euros in 2001, –94 million euros in 2002

[2] *continuing businesses;* [3] *including Cognis and Henkel-Ecolab, excluding exceptional items*

Henkel KGaA

	2001	2002
Dividend per ordinary share (in euros)	**1.06**	**1.06**[1]
Dividend per preferred share (in euros)	**1.12**	**1.12**[1]

[1] proposed

Three areas of competence


Henkel
A Brand like a Friend
Home Care
Personal Care
Adhesives, Sealants &
Surface Treatment
Persil
vision
Pritt
LOCTITE
243
Consumer
Industry
Quality with Brands & Technologies

Contents of Annual Report 2002



Committing to quality



Dipl.-Ing. Albrecht Woeste Prof. Dr. Ulrich Lehner

Dear Shareholders,

Entrepreneurial spirit is a valuable commodity in difficult economic times. In a soft business environment, a company needs to demonstrate its inherent strength and stability. We faced these challenges in 2002 and, despite an unsatisfactory market environment, have once again improved our results and extended our position in virtually all major regions in which we operate. A consistent, value-based management approach and a strong focus on the requirements of our customers, employees and shareholders contributed considerably to our success.

Clear plus in difficult times

In fiscal 2002, we realized sales of 9,656 million euros representing an increase of 2.6 percent compared with the previous year based on our continuing businesses. Foreign exchange rates had a negative influence on growth, largely due to the US dollar. Adjusted for foreign exchange effects and acquisitions/divestments sales rose by 4.5 percent.

We generated a clear improvement in our operating profit. At 666 million euros, we achieved an increase of 10.6 percent. One important contributor to this achievement was the successful implementation of the special restructuring program initiated in 2001.

The return on capital employed was 15.7 percent, a rise of 3.3 percentage points. This improvement came from the increase in operating profit combined with a lower capital base. Our divested businesses, Cognis and Henkel-Ecolab, are no longer included in our figures. Nevertheless, the earnings per share figure, at 3.06 euros, matches the level of the previous year after adjusting for exceptional items.

Expansion of our core competencies

We are proud of our strong brands and technologies to which we owe our prime market positions. We lead the world in adhesives and surface technologies and rank first in the continental European laundry and home care market. We also hold a leading position in hair cosmetics in Europe.

We intend to make the Henkel brand name more widely recognized internationally. A central project in this regard is our worldwide market offensive entitled “Quality from Henkel”.

One of our distinctive strengths is our balanced portfolio. With a focused acquisitions policy, we continued to make progress in concentrating on our three areas of competence: Home Care, Personal Care, and Adhesives, Sealants & Surface Treatment.

We recognized the need for restructuring measures at the right time and have faithfully implemented them. This exhibits a further strength of the Company.

◯ Responsible management approach

Consistent and continuous value increase to the benefit of our shareholders, employees, customers and the public at large constitutes the main maxim driving our managerial approach. We have impressively demonstrated our ability to grow profitably over the years, and this was particularly apparent in 2002, a generally difficult year for the financial markets. Henkel's preferred shares exhibited one of the best performances of all the securities listed in the German Share Index (DAX).

We have committed ourselves to a comprehensive range of principles to ensure responsible management and control. The cornerstones of our corporate governance are based on mutual trust and efficient cooperation between the various management and supervisory bodies, the requirement to safeguard the interests of our shareholders and the need to ensure open and transparent communication.

The principle of sustainable development within the sense of an ecologically and ethically responsible managerial approach is given a high priority in our Company. The success of our efforts in this regard is reflected in our leading position in the Dow Jones Sustainability Index. In the consumer goods category, Henkel is ranked number one in Europe, and second worldwide.

◯ Ambitious goals for 2003

The forecasts for 2003 do not indicate any significant improvement in the underlying economic conditions. Nevertheless, we have set ambitious goals for the coming fiscal year and will not allow ourselves to be deterred from these by the pessimistic economic climate. It is our declared objective to achieve an increase in our market shares, particularly outside Europe, and to grow stronger than the market with a rise in sales (adjusted for foreign exchange effects and acquisitions/divestments) of around 4 percent. We also intend to achieve a further improvement in operating profit in the high single-digit percentage range.

We would like to take this opportunity to thank all our employees whose commitment and ideas have made our continued success possible. The level of cooperation that has prevailed in our corporate bodies has shown that, even in difficult times, the traditionally good social partnership at Henkel continues to function very well.

To our esteemed shareholders we extend our thanks for the confidence that you have shown in us. It will be a prime objective of ours in fiscal 2003 to build on this basis of trust.



Dipl.-Ing. Albrecht Woeste
Chairman of the Shareholders' Committee and of the Supervisory Board



Prof. Dr. Ulrich Lehner
President and Chief Executive Officer

Management Board

Prof. Dr. Ulrich Lehner [1]
President and Chief Executive Officer,
born May 1, 1946 in Düsseldorf;
with Henkel since 1981 with an
interim break of three years.

Dr. Jochen Krautter [1]
Executive Vice President Finance,
born October 24, 1942 in Stuttgart;
with Henkel since 1973.







Knut Weinke
Executive Vice President Human Resources
and Logistics,
born February 16, 1943 in Trier;
with Henkel since 1969.

Dr. Klaus Morwind[1]
Executive Vice President
Laundry & Home Care,
born June 9, 1943 in Vienna/Austria;
with Henkel since 1969.

Prof. Dr. Uwe Specht[1]
Executive Vice President
Cosmetics/Toiletries,
born July 21, 1943 in Lörrach;
with Henkel since 1969.









Alois Linder
Executive Vice President
Consumer and Craftsmen Adhesives,
born August 4, 1947 in Spittal/Austria;
with Henkel since 1979.

Guido De Keersmaecker[1]
Executive Vice President
Henkel Technologies,
born November 3, 1942 in
Antwerp/Belgium;
with Henkel since 1977.

[1] Personally Liable Partner

Henkel continues on its successful path

- Sales up 2.6 percent to 9,656 million euros[1)]
- Operating profit up 10.6 percent to 666 million euros[1)]
- Earnings per preferred share match previous year's figure adjusted for exceptional items
- Substantial rise in ROCE

Underlying economic conditions

In fiscal 2002, global business activity again fell short of expectations. After a brief recovery phase lasting into the spring, the already weak level of world economic growth slowed down considerably. Geopolitical crises, an associated loss of confidence among consumers and investors alike and, in some cases, the dramatic collapse of share prices on the international stock exchanges decelerated world economic growth. The change in foreign exchange parities and particularly the weakness of the US dollar, adversely affected developments in world trade. The US economy slowed down in the course of the year and was unable to provide the world economy with any uplift. Latin America is stuck in an economic crisis. Economic performance in the Asia-Pacific region was mixed. After a long recession, the Japanese economy was able to stabilize at a low level in fiscal 2002. Contrary to the world economic trend, the Chinese market underwent significant growth. Owing to the unfavorable global conditions and a weak level of internal demand, gross domestic product in the euro region rose by just 1 percent. In Germany, economic growth was once again below the European average. Here, the propensity to consume was significantly dampened by increasing unemployment and declining real incomes. This had a negative effect on both private consumption and investment confidence. Developments in Eastern Europe were more favorable.

Private consumption did little to boost demand for our branded products. The low level of industrial activity adversely affected business with our industry-related goods and services.

The automotive industry registered only a slight increase in output worlwide. The weakness of the construction industry burdened our businesses in Europe. The worldwide electronics industry likewise provided little momentum.

1) In November 2001, we sold our chemicals business Cognis. We also sold our stake in the joint venture Henkel-Ecolab to Ecolab Inc., USA. In this Management Report we compare the figures from sales to operating profit in the Consolidated Statement of Income on the basis of the continuing businesses, i.e. adjusted for the above divestments.

Henkel Group sales

(mill. euros)


10,909
11,361
12,779
13,060
9,656
7,597 [1)]
7,892 [1)]
8,975 [1)]
9,410 [1)]
1998
1999
2000
2001
2002

[1)] based on continuing businesses

2002 sales by business sector


Laundry & Home Care 32%
Cosmetics 22%
Adhesives 14%
Technologies 29%
Corporate 3%

Business performance

Sales and profits

Despite the unfavorable underlying economic conditions, Henkel registered sales increases in almost all business sectors compared with the previous year. However, this positive development was dampened by foreign exchange effects, particularly in the dollar region.

Sales of the Henkel Group amounted to 9,656 million euros, an increase of 2.6 percent compared with the previous year based on our continuing businesses. The improvement is due particularly to sales increases in the three business sectors Laundry & Home Care with 1.6 percent, Cosmetics/Toiletries with 1.5 percent, and Consumer and Craftsmen Adhesives with a plus of 3.3 percent. Sales at Henkel Technologies fell, however, by 2.3 percent.

After adjusting for foreign exchange effects and acquisitions/divestments, sales of the Henkel Group rose by 4.5 percent. Broken down by business sector, growth at Laundry & Home Care was 2.2 percent, Cosmetics/Toiletries registered an increase of 3.5 percent and Consumer and Craftsmen Adhesives improved by 3.9 percent. Henkel Technologies also reported a positive growth figure of 1.6 percent.

The substantial rise in sales in the Corporate segment resulted from services provided by Henkel to Cognis, for example in the form of infrastructure facilities at the Düsseldorf-Holthausen site and related support services. Following the sale of Cognis in 2001, these services have been included for the first time for a full financial year in the consolidated sales figure 2002.

By region, Henkel showed its highest sales growth in Europe, Africa and the Middle East with a rise of 2.8 percent to 6,869 million euros. Sales in Germany fell by 2.2 percent due to generally sluggish consumer demand. By contrast, Europe excluding Germany produced an encouraging increase in sales of 4.1 percent, and growth in Africa and the Middle East was also particularly high. Sales in North America were down 4.1 percent to 1,331 million euros. However, this decline was mainly attributable to exchange rate factors. In Latin America we suffered a significant fall in sales of 14.3 percent to 404 million euros. Businesses there were particularly impacted by the political situation

2002 EBIT by business sector


Laundry & Home Care 36%
Cosmetics 24%
Adhesives 16%
Technologies 24%

EBIT business sectors:	760 million euros
EBIT Corporate:	– 94 million euros
EBIT total:	**666 million euros**

prevailing in some countries and strong foreign exchange fluctuations. At 723 million euros, sales in the Asia-Pacific region were 1 percent down on the prior-year figure.

Detailed explanations relating to our sales performance can be found in the section dealing with the individual business sectors (see p. 23 ff.).

Operating profit from continuing businesses rose by 10.6 percent to 666 million euros. The increase of 33.7 percent in the Henkel Technologies business sector was predominantly responsible for this improvement. Double-digit growth rates were also reported by the Consumer and Craftsmen Adhesives business sector with 11.5 percent, by Cosmetics/Toiletries with 10.8 percent and by Laundry & Home Care with 10.1 percent. These EBIT improvements at the Henkel Group and its individual business sectors are attributable in particular to savings of 65 million euros resulting from the special restructuring program announced in 2001. Moreover, the exceptional write-downs of goodwill in 2001 resulted in lower goodwill amortization in 2002, thus contributing 28 million euros to operating profit.

The Corporate segment which mainly includes Group overheads and the costs of Central Research, realized a higher loss than in 2001 after adjusting for exceptional items. This increased negative is due to the fact that the figure for 2001 also included gains from the sale of company-owned apartments amounting to 83 million euros.

The development of operating profits in the individual regions was mixed. In Europe, Africa and the Middle East, our business sectors were able to exceed the EBIT figure for 2001 by 6.2 percent, generating 705 million euros. In Germany, however, the low level of business activity and also declining consumer demand impacted all the business sectors. As a result, operating profit for Germany remained at the level of the previous year, again coming in at 328 million euros. In the other European countries, in Africa and in the Middle East, the Henkel Group performed well with a growth of 11.8 percent to 377 million euros driven by significant improvements at both Laundry & Home Care and Consumer and Craftsmen Adhesives. In North America operating profit was also positive. In particular, Henkel Technologies showed a significant profit increase in all its strategic business units in this region. Overall, operating profit in North America more than doubled, reaching 76 million euros.

Developments in Latin America, on the other hand, were unsatisfactory, although the loss of the previous year was substantially reduced from 11 to 4 million euros. Our Surface Technologies business with automotive manufacturers in Argentina and Brazil passed the break-even point.

In Asia-Pacific, profit improvements were achieved in particular by Cosmetics/Toiletries and Henkel Technologies. In this region, we registered an improvement of 12 million euros to a minus of 17 million euros.

Detailed explanations relating to regional profit performance can be found in the section dealing with the individual business sectors (see p. 23 ff.).

Special restructuring program

During 2002, we implemented major portions of the special restructuring program "Strong for the Future", which comprises 134 projects. The aim of this initiative is to achieve sustainable efficiency improvements in production, marketing and administration. In 2001, a total of 327 million euros was spent on restructuring measures. The main thrust of the program involves the concentration on efficient production sites, a simplification of our marketing and administration processes and personnel reduction measures.

By the end of 2002, we had implemented restructuring measures in the amount of almost 257 million euros. Of the original 134 projects, 130 are now either completed or under way. The remaining four projects will be implemented in 2003. Through the realization of these measures the Henkel Group attained savings of 65 million euros in the year under review.

Cost items

While sales grew by 2.6 percent, the cost of sales only increased by 1.9 percent compared with the previous year. On the basis of our continuing businesses, they rose from 5,007 to 5,103 million euros. This positive result was due in particular to a relatively modest increase in payroll costs and a fall in raw material prices. The gross margin thus improved from 46.8 percent in the previous year to 47.2 percent.

Our Group-wide research and development costs rose by 1.5 percent to 259 million euros during 2002, equaling 2.7 percent of sales.

Marketing, selling and distribution costs, including advertising and sales promotion, totaled 2,951 million euros, remaining at the level of the previous year. The general decline in prices for media spending was advantageous for us. As a result, advertising efficiency increased significantly.

Administrative expenses, which essentially comprise the material, ancillary and payroll costs of the administration departments, rose by 3.5 percent. This upturn is due predominantly to increased divisional overheads incurred in the management of the business sectors.

Other operating income and charges

Compared with the previous year, other operating income decreased by 42 million euros to 164 million euros based on a comparison of our continuing businesses. This is essentially due to the fact that the 2001 figure included non-recurring gains from the sale of company-owned apartments amounting to 83 million euros. The income attributable to the 2002 financial year included gains from the sale of small non-core businesses and from fixed asset disposals in the form of real estate and land totaling 20 million euros. The main transactions were the sale of the Bostik brand in Italy, the leatherboard business of Dorus, Germany, the production site of DEP, USA and real estate in Germany and the UK. Also included in other operating income are foreign exchange gains from the operating business amounting to 14 million euros.

At 111 million euros, other operating charges were 38 million euros up on the level of the previous year. In 2002, this item included foreign exchange losses amounting to 25 million euros.

Goodwill amortization from continuing businesses decreased compared with 2001 by 18.6 percent – from 172 to 140 million euros. This was mainly due to exceptional write-downs of 251 million euros taken in the previous year on a goodwill of 2,084 million euros.

Financial items

Financial items improved compared with the previous year by 149 million euros to a minus of 2 million euros.

One of the main reasons for this lies in the improvement in net interest expense of 150 million euros following the repayment of borrowings using the proceeds from divestments arising from the sale of Cognis and our stake in the Henkel-Ecolab joint venture. As a result of the disposal of the businesses involved, there was also a reduction in the interest element of amounts allocated to pension provisions, which likewise improved the net interest expense.

Income from participations remained roughly at the level of the previous year. Income from participations consolidated at equity showed an increase of around 30 percent, mainly due to the positive development at Clorox. This was offset to some extent by write-downs of venture capital participations in the e-business. Moreover, the income from participations figure for 2001 included a non-recurring amount of 24 million euros arising from the sale of our stake in the Japanese company San Nopco.

Net earnings and dividend

At 664 million euros earnings before tax fell by 9.5 percent compared with the figure for the previous year adjusted for exceptional items (divestment gains from the sale of Cognis and Henkel-Ecolab, charges arising from the special restructuring program and exceptional goodwill write-downs). This decrease was caused, in particular, by the absence in 2002 of the operating profits from Cognis and Henkel-Ecolab.

The tax rate for fiscal 2002 was 35.1 percent, so remaining at roughly the figure of the previous year after allowing for exceptional items.

Net earnings were 431 million euros. This represents a downturn of 9.5 percent compared with the prior-year figure after adjustment for exceptional items.

Despite the absence of earnings from Cognis and Henkel-Ecolab, earnings after minority interests amounted to 435 million euros, almost matching the 2001 value after allowing for exceptional items.


Henkel Group
net earnings
(mill. euros)
372
336
404
364
505
468
476[1]
437
431
435
1998
1999
2000
2001
2002
[1] 541 million euros including exceptional items
Net earnings
Earnings after minority interests


Earnings per preferred share before
goodwill amortization
(in euros)
3.23
0.90
2.33
3.52
0.99
2.53
4.51
1.26
3.25
6.50
3.00
3.50
4.32
1.27
3.05
4.03
0.97
3.06
1998
1999
2000
2001
2001[1]
2002
comparable
[1] adjusted for exceptional items
Goodwill amortization
Earnings per preferred share

We will therefore be recommending to the Annual General Meeting that, as in the prior year, a dividend of 1.12 euros per share on the preferred shares and 1.06 euros per share on the ordinary shares be paid.

This results in a total payout of 156 million euros. Compared with the previous year, this means an increase in the payout ratio of 4.8 percentage points to 35.9 percent. The calculation of the payout ratio for the previous year is based on earnings after minority interests including exceptional items (502 million euros).

Earnings per share

Although there was a decrease in net earnings, earnings per preferred share at 3.06 euros were at the level of the previous year adjusted for exceptional items. One of the main reasons for this was that, as a result of the sale of our Cognis and Henkel-Ecolab businesses, the share of the Group's net earnings attributable to other shareholders has changed in our favor by 43 million euros.

Return on capital employed (ROCE)

ROCE improved in 2002 by 3.3 percentage points, reaching a new record high at 15.7 percent. All business sectors contributed to this positive development. The rise was the result of a substantial increase in operating profit and a reduced capital base. Detailed information on our value-based management system can be found in the section entitled "Share performance and value-based management".

Acquisitions and divestments

We made further progress in achieving the desired regional expansion of our Laundry & Home Care business sector in South East Europe and the Mediterranean region through the acquisition of a 70 percent interest in Serbia's largest detergents and soap manufacturer Merima, Krusevac. Merima has a share of approximately 55 percent in the Serbian detergents market and in the previous year achieved sales of 39 million euros with 1,160 employees. In Algeria, the local joint venture Henkel ENAD, in which Henkel holds a 60 percent stake,

Earnings per share			
(mill. euros)	2001	2001 excl. exceptional items	**2002**
Operating profit (EBIT)	1,210	885	666
Financial items	– 151	– 151	– 2
Taxes on income	– 431	– 258	– 233
Cognis earnings attributable to purchaser	– 87	–	–
Minority interests	– 39	– 39	4
Earnings after minority interests	502	437	435
Earnings per preferred share (euro)	3.50	3.05	3.06
Earnings per ordinary share (euro)	3.45	3.00	3.00

This table shows that in spite of the absence of the EBIT contributions from the divested businesses Cognis and Henkel-Ecolab (2001: 283 million euros) we have succeeded in holding earnings per share in 2002 at a level comparable to that of 2001. The absent EBIT contributions of the two businesses sold were offset by the increase in the EBIT figure of the continuing businesses, an improvement in financial items and a positive change in minority interests.

Dividend per preferred share

(in euros)


0.84
0.93
1.12
1.12
1.12[1]
1998
1999
2000
2001
2002

[1] proposed

acquired a third production facility in Chelghoum Laid with a capacity of 30,000 tons per year to enhance its production capacity. In Iran, Henkel acquired a 60 percent interest in the detergents manufacturer Pakvash, Teheran. The Laundry & Home Care business sector spent 61 million euros on acquisitions in 2002.

With the takeover of the Sellotape business, we have significantly expanded the Consumer and Craftsmen Adhesives product portfolio with crystal adhesive tapes for the consumer market. In this product segment, Sellotape has leading market positions in both Great Britain and New Zealand and in 2001 achieved sales of 37 million euros with 198 employees. In October 2002, we took over the Spanish adhesives and sealants manufacturer Solyplast S.A. This company produces and sells acrylate and silicone sealants for the craftsmen and DIY market, and in 2001 achieved sales of 15 million euros with a workforce of 42. In the process of focusing on our core areas, we divested a portion of our office supplies business, namely the stamps and duplication product groups, to Pelikan Holding, Baar, Switzerland. The amount spent by the Consumer and Craftsmen Adhesives business sector on acquisitions in 2002 totaled 50 million euros.

Our Technologies business sector acquired from MöllerGroup, Bielefeld, Germany the flexible foam business for cavity sealing applications, and has thus further expanded its position as a systems supplier to the automotive industry. With the same objective, Cemedine U.S.A. Inc., a wholly-owned subsidiary of Cemedine Co. Ltd., Japan, was acquired in the third quarter of 2002. Cemedine develops, produces and sells adhesives and sealants for the automotive industry and in 2001 achieved sales of 33 million euros with 86 employees.

In all, the Technologies business sector spent 39 million euros on acquisitions in the year under review.

Capital expenditures

Capital expenditures (excluding financial assets) decreased by 4.4 percent to 460 million euros compared with the previous year. We invested 307 million euros in property, plant and equipment for our existing businesses, representing a decline of around 10 percent compared with the comparable prior-year figure of 340 million euros. The largest individual project of the year under review was the Technology Center in Yokohama, Japan, which has now been completed at a cost of approximately 20 million euros. Henkel Technologies put this center in place primarily in order to obtain product specifications from Japan's automobile manufacturers. In addition, a new building was constructed in Düsseldorf for research and development in the field of cosmetics. Last but not least, we expanded our production capacity for heavy-duty detergents in Toluca, Mexico, in order to replace contract production by in-house production.

With respect to intangible assets, a total of 19 million euros was invested in our existing businesses, predominantly for brand and trademark rights and software licenses.

A total of 43 million euros was spent on property, plant and equipment of businesses acquired in 2002. Our investment in acquired intangible assets – almost exclusively goodwill – amounted to 91 million euros.

Financial analysis

Cash flow statement

The cash flow statement of 2001 contains the financials of Cognis and Henkel-Ecolab and a number of exceptional items, i. e. gains on the sale of our Cognis business and our stake in the Henkel-Ecolab joint venture, plus the exceptional goodwill write-downs and charges arising from the special restructuring program "Strong for the Future".

Due to the absence of the operating profits of the two businesses sold, Henkel's operating profit 2002 declined as compared with the previous year. The inflow of funds from the divestments is reflected in the change in borrowings and in the dividends and net interest balance.

The cash flow from operating activities for 2002 shows a build-up in net working capital of 92 million euros. This increase is attributable in particular to a decrease in trade accounts payable and the utilization of provisions formed in 2001 for the special restructuring program.

The cash flow from investing activities/ acquisitions includes 155 million euros mainly for acquisitions at Laundry & Home Care (61 million euros), the Consumer and Craftsmen Adhesives business sector (50 million euros), and Henkel Technologies (39 million euros).

Henkel Group: Cash flow statement (summarized)		
(mill. euros)	2001	**2002**
Operating profit (EBIT)	1,210	666
Share of Cognis net earnings attributable to purchaser	– 87	–
Income taxes paid	– 330	– 156
Depreciation/write-ups of fixed assets (excl. financial assets)	991	470
Net gains from disposals of fixed assets (excl. financial assets)	– 1,001	– 25
Change in net working capital	490	– 92
Cash flow from operating activities	**1,273**	**863**
Cash flow from investing activities/acquisitions	**1,120**	**– 417**
Dividends and net interest	– 338	– 240
Net cash flow	**2,055**	**206**
Acquisitions/financial assets	361	155
Free cash flow	**2,416**	**361**

The cash flow from financing activities essentially contains the dividends from Clorox and Ecolab amounting to 82 million euros in the dividends and interest received line. The free cash flow of 361 million euros was used for financing the acquisitions and for a further reduction in borrowings.

Balance sheet structure

Henkel's balance sheet total underwent a decrease of 852 million euros to 8,513 million euros. Of this figure, 608 million euros was attributable solely to foreign exchange effects, particularly the movement of the euro in relation to the US dollar.

There was a reduction in fixed assets compared with the previous year, of 563 million euros to 4,927 million euros. Property, plant and equipment decreased by 106 million euros to 1,717 million euros. Capital expenditures in continuing operations were just above the total depreciation figure. The decrease in property, plant and equipment is thus exclusively due to foreign exchange effects. The value of our intangible assets fell by 259 million euros as a result of regular goodwill amortization and foreign exchange effects. There was a decrease in the financial assets line of 198 million euros. Of this figure, 168 million euros was due to a lower value of our participating interest in Clorox resulting from Clorox's share buy-back program and currency translation losses recognized in its equity. A figure of 101 million euros resulted from negative foreign exchange effects attributable to our U.S. participations Clorox and Ecolab. The at equity pick up of Clorox and Ecolab amounted to 58 million euros.

Current assets decreased compared with the prior-year value by 300 million euros to 3,260 million euros. Here, too, foreign exchange effects led to a reduction in current assets. We succeeded in slightly cutting back inventories and trade accounts receivable as compared with the levels of the previous year. The liquid funds, on the other hand, decreased by almost 200 million euros. These funds were predominantly used to pay back borrowings.

Shareholders' equity decreased to 3,363 million euros compared with 3,604 million euros in the previous year. Aside from foreign exchange losses arising from translation differences amounting to 279 million euros and the

Henkel Group: Balance sheet structure

Assets (mill. euros)	2001	2002	2002	2001	Liabilities (mill. euros)
Total	9,365	8,513	8,513	9,365	Total
of which in %					of which in %
Property, plant and equipment and intangible assets	41	41	40	38	Shareholders' equity
Financial assets	17	17	19	17	Pension provisions
Inventories	12	13	16	17	Other provisions
Receivables and miscellaneous assets	30	29	10	13	Borrowings
			15	15	Other liabilities

changes recognized in equity in relation to our participation in Clorox, the valuation of derivatives according to IAS 39 taken to equity also had an adverse effect on our equity value. A total of 279 million euros was allocated from net earnings to revenue reserves.

Compared with the previous year, the liabilities figure fell by 526 million euros to 2,118 million euros. Primarily responsible for this decrease was the further reduction in borrowings of 351 million euros that took place in 2002. Trade accounts payable decreased by 79 million euros. The drop in other liabilities can be explained by lower tax liabilities and decreases in the fair values of our derivatives. Foreign exchange effects also resulted in a reduction in liabilities.

The equity ratio increased by 1 percentage point to 39.5 percent.

Planning for tomorrow

Procurement

The average purchase prices for raw materials and packaging materials fell compared with the previous year by 3 percent. In 2002, Henkel's purchases of raw materials and packaging materials amounted to approximately 3.5 billion euros. We also bought capital goods, auxiliary materials, supplies and services for a total of around 1 billion euros.

All the procurement operations of our various business and corporate sectors are centrally controlled and implemented through a global network. The advantage of this centrally organized purchasing capability lies in the fact that our many relationships to suppliers and vendors can be pooled to ensure maximum procurement efficiency. The requirements of the Henkel Group and the interests of its individual business and corporate sectors can thus be optimally accommodated.

The decision on the purchase of major product categories is taken by international and multi-functional procurement teams under the management and control of Central Purchasing.

The procurement function is becoming increasingly electronic in nature. In 2002, goods to a total value of more than 250 million euros were purchased by electronic auction and tender. All electronic procurement activities are handled via the two marketplaces CPGmarket.com and cc-chemplorer. Henkel was a co-founder of these two platforms and continues to be a shareholder in them.

Research and development

Expenditure on research and development at the Henkel Group amounted to 259 million euros. This corresponds to a R&D ratio in relation to sales of 2.7 percent. Of the total amount, 33 million euros went into Central Research and 226 million euros into the product and process development activities of the business sectors. On average, 3,000 employees were engaged in research, development and application engineering worldwide.

In the quest to secure the enduring success of the Company, we pursue a dual strategy in research with both internal and external competencies being combined in order to strengthen and expand our product portfolio and to develop new markets.

In Central Research, we are involved in the fields of biology, chemistry and technology for the purpose of developing innovative basic technologies for new products. The ensuing innovations are fed into the business sectors with a view to opening up new possibilities for portfolio expansion. Examples of the current areas being investigated by Central Research include:

- biotechnological improvement of enzyme performance in detergents and cleaners for the removal of stubborn stains;
- investigation into the genetic regulatory mechanisms of skin aging and the search for corresponding active ingredients for skin care applications;

Purchase volumes by business sector


Laundry & Home Care 38%
Cosmetics 18%
Adhesives 14%
Technologies 30%

Expenditure on research and development by the Henkel Group + R&D ratio

(mill. euros)


250
279
320
343
255
259
1998
1999
2000
2001
2001[1]
2002
comparable
2.3%
2.5%
2.5%
2.6%
2.7%
2.7%
R&D ratio (relationship of research and development expenditure to sales)

[1] continuing businesses

Research and development expenditure by division


Laundry & Home Care 25%
Cosmetics 13%
Adhesives 6%
Technologies 43%
Corporate 13%

- research into the cell structures of the hair follicle as a precursor to the development of high-performance hair cosmetic products;
- surface coatings with special properties, for example for the prevention of biofilm formation, for improved dirt and contamination repelling capabilities or offering enhanced adhesion for industrial applications;
- tailored encapsulation systems which ensure that active ingredients are effectively released under controlled conditions;
- special ingredients aligned to enhancing the creasing resistance and soil repelling / stain release properties of textiles ("smart fibers").

Aside from our internal activities, we also have participating interests in research companies. Here we collaborate with university faculties in the areas of biotechnology, cell physiology, nanotechnology and functional polymers.

In 2002, Henkel submitted patent applications in respect of 335 inventions in order to protect investments in new products and processes. Around the world, the number of Henkel patents currently in force has risen to over 6,700. Pending patent applications totaling 40,000 have created the option of acquiring proprietary protection for our innovations in all the countries important to our businesses. Further information relating to our research and development activities can be found on the Internet under www.innovation.henkel.com.

Sustainability

Henkel aligns its activities to the principles of sustainable development in order to secure both the success of the Company and the basis for the life of future generations. Our endeavor is to gain competitive advantage in the marketplace by offering efficient, high-performance products that combine maximum customer benefit with ecological progress.

Our "integrated management system" for safety, health, environmental protection and quality assurance and a code of conduct binding on all employees contribute to the implementation of this strategy. Adherence to our corporate principles is examined and reviewed through regular internal audits. In addition, Henkel companies have their management systems certified by external authorities where such a step offers competitive benefits. By the end of 2002, a total of 72 sites had been registered according to the internationally recognized standard for environmental management systems ISO 14001. These sites are responsible for more than 60 percent of Henkel's total production.

Thanks to its comprehensive commitment to sustainability, in 2002 Henkel was included for the fourth time running in the worldwide Dow Jones Sustainability Index (DJSI).

In the consumer goods category, Henkel is ranked number one in Europe and number two worldwide. The portfolio of the Index comprises companies that operate according to the principles of sustainable development.

We have been publishing an annual Environment Report since 1992, and this has been accompanied since 2001 by a Sustainability Report. This documents the high priority

Sustainability balance 1998 to 2002[1]		
Key environmental figures per tonne of output		
Sulfur dioxide	– 73 %	↘
Heavy metals	– 50 %	↘
Industrial accidents[2]	– 44 %	↘
Water consumption	– 40 %	↘
Energy	– 25 %	↘
Carbon dioxide	– 23 %	↘
Effluent	– 8 %	↘
Waste	– 7 %	↘
Volatile organic compounds	+ 2 %	→

[1] excluding Cognis and Henkel-Ecolab
[2] industrial accidents per 200,000 manhours

assigned to sustainability within our Company. You can read more about the progress we have been making toward sustainability at our dedicated website www.she.henkel.com.

Risk report

The early identification and effective management of risk are integral parts of our value-based management approach. We systematically incorporate and appraise risks in our planning and decision-making processes on the basis of unified corporate standards with a view to both minimizing potential dangers and ensuring the effective exploitation of opportunities. Our risk early warning system corresponds to the requirements of the German Law on Corporate Governance and Transparency (KonTraG) in terms of its functionality and efficiency. Our external auditor and the internal audit department examine this system together with its subsystems on the basis of a rolling review.

The entire risk management process is implemented on the basis of strategically aligned early warning systems and operational reporting systems at the level of the affiliated companies and of the Group, backed up by a structured controlling system. Supplementary efficiency reviews and accounting procedure conformity audits performed by our Internal Audit department specifically ensure that asset values are protected and the associated risks effectively managed.

Risk inventories are periodically instigated as an important basis for assessing the overall level of exposure. The purpose of this instrument is to systematically identify, appraise, monitor and document all risks. The Management is obliged to identify risks on the basis of pre-defined categories and to evaluate them in terms of their occurrence likelihood and the potential loss or damage that they represent. The results are systematically summarized in a "risk atlas", so that measures to prevent, reduce or protect against the occurrence of the risks identified can be taken. No risks were identified in the year under review which either individually or within the context of the overall exposure could endanger the existence of the Company as a going concern.

Risk categories

We deal with interest rate risks, currency risks and liquidity risks through pro-active treasury management. These risks are hedged in accordance with guidelines in force throughout the Group. Derivative financial instruments are utilized exclusively for hedging purposes. These financial instruments are described in detail in the Notes to the Financial Statements.

We employ appropriate hardware and software in order to counter risks in the field of information technology and electronic data processing. The associated precautions virtually rule out the possibility of unauthorized access to data and systems, and also material data loss, and form part of a security concept that also includes detailed emergency response plans.

Our fundamental research activities combined with intensive collaboration with universities and the scientific community are of critical importance for minimizing research and technology risk. Detailed analysis methods and a strict product release procedure strive for maximum accuracy in our product evaluation activities. In addition, worldwide unified security and environmental protection standards ensure the high quality of our products.

There are currently no litigations either pending or threatened that could have a material influence on our financial position. Constant contact between the Corporate legal department, the international companies and local attorneys, coupled with our reporting system for recording and controlling current litigations round off an extensive legal risk management capability.

In the procurement market, the pro-active control of our vendor portfolio and the worldwide expansion of our purchasing management capability considerably contribute to reducing risk. We make sure that we are not dependent on individual suppliers so that the required goods and services are always available. In addition, we give preference to vendors registered according to ISO standards. We work assiduously on new formulations and innovative forms of packaging so that we can absorb unforeseen fluctuations in raw material prices.

Plant malfunctions or lengthy production downtimes can adversely affect profitability. These risks are minimized by a distributed pattern of manufacturing sites, high standards of safety, exceptionally well qualified employees and regular maintenance of plant and equipment.

We introduce new products into the market on the basis of comprehensive market research and a detailed planning process. This approach is underpinned by systematic support from our ideas management function and comprehensive laboratory and market tests. This enables us to effectively contain the overall risk arising from the failure of new products and product liability litigation.

◯ Employees

With a total workforce of 48,638 as of December 31, 2002, the number of people at the Henkel Group was 2,015 up on the previous year. Acquisitions added approximately 3,700 new employees, with the largest addition occurring at the Laundry & Home Care business sector. As a result of the special restructuring program, however, the number of employees was reduced by approximately 2,200. Per capita sales amounted to 204,600 euros. The payroll cost ratio which describes the relationship between payroll costs and sales fell from 20.8 percent to 20.2 percent.

Henkel assigns huge importance to training its employees. In keeping with its social responsibility, the Company also offers traineeships and apprenticeships beyond its own requirement. In Germany alone, 135 trainees took up a permanent position at Henkel in 2002. As of year-end 2002, there were 492 people in training at the Company's German sites.

We place great emphasis on university marketing for the recruitment of candidates for managerial positions. These activities were stepped up in 2002 and extended to a wider range of universities and business schools.

Henkel Group: Employees (as of Dec. 31)	1998	%	1999	%	2000	%	2001	%	**2002**	%
Germany	15,791	27.9	15,412	27.3	15,878	26.1	11,460	24.6	11,362	23.4
Europe (excl. Germany)/ Africa/Middle East	23,078	40.8	24,393	43.3	24,881	40.9	20,570	44.1	23,374	48.1
North America	5,909	10.4	5,511	9.8	6,958	11.4	4,675	10.0	4,474	9.2
Latin America	3,962	7.0	3,705	6.5	4,236	6.9	2,870	6.2	3,042	6.2
Asia-Pacific	7,879	13.9	7,375	13.1	8,950	14.7	7,048	15.1	6,386	13.1
Total	**56,619**	**100.0**	**56,396**	**100.0**	**60,903**	**100.0**	**46,623**	**100.0**	**48,638**	**100.0**

Against the background of the increasing globalization of our business, we give a high priority to international and cross-functional training and development. Employees are thus offered the opportunity of proving and extending their capabilities in other business sectors, functions and countries.

Henkel offers all its employees the chance to participate in the success of the Company. The Employee Share Program introduced on an international scale in 2001 was again extremely popular in the year under review. More than 10,000 employees have participated. For the third tranche of the Stock Incentive Plan set up for executive management personnel, a total of 694,900 preferred shares were purchased at an average price of 73.79 euros. There are about 720 people participating in this program.

Post-closure report

No events of major significance have arisen since the close of fiscal 2002.

Outlook

Underlying economic conditions

We do not expect the coming year to bring any major improvement in the world economic situation. We anticipate that the US economy will experience a slight revival as the year progresses, with the capital goods sector particularly profiting. The economic environment in Latin America is likely to remain difficult, although the situation may well have bottomed out. We foresee a more favorable economic development in Asia. China in particular can be expected to continue on its upward growth path. The Japanese economy is, however, unlikely to move away from its current position of stagnation.

The European economy is currently in the doldrums. While higher exports will drive some growth, we anticipate no appreciable upturn coming from the domestic demand levels prevailing in most European countries. We expect private consumption in Europe to undergo no more than a slight increase. Due to rising unemployment and an increase in taxes and other fiscal charges, we do not foresee a recovery in consumption in Germany. Our construction-related business will likely continue to be adversely affected by the weakness of the European construction industry. This applies particularly to the German construction sector which has suffered cut-backs in state subsidies. The automotive industry can be expected to slightly expand production worldwide. We anticipate improvements in the electronics industry, albeit from a very low base.

Sales and profits

Our target for 2003 is to achieve a growth in sales of approximately 4 percent for the Henkel Group after adjusting for foreign exchange effects and acquisitions/divestments. We intend to again grow stronger than the market in all our business sectors. We also anticipate a high single-digit percentage increase in operating profit.

Laundry & Home Care aims for a growth in sales of 2 percent and an increase in operating profit in the high single-digit percentage range.

The **Cosmetics/Toiletries** business sector is striving for a sales growth of 5 percent and an increase in operating profit in the high single-digits.

In 2003, the **Consumer and Craftsmen Adhesives** business sector anticipates an increase in sales of a good 5 percent and strives for a double-digit percentage increase in operating profit.

Despite an only modest upturn in its markets, the **Henkel Technologies** business sector intends to achieve an above-average increase in sales of approximately 4 percent. In fiscal 2003, its operating profit is again expected to increase by a double-digit percentage.

Detailed information on likely developments in sales and profits for fiscal 2003 can be found in the section dealing with the individual business sectors starting on the next page.

We anticipate a further improvement in our financial items line for 2003 resulting from higher income from participations.

We also expect a significant increase in net earnings. With respect to our earnings per share, our target is an improvement of around 10 percent.



* الجودة من هنكل
NEW
Persil
POWERPEARLS
2.75kg
WITH STAIN REMOVING PEARLS

* Quality from Henkel

Opening up new markets

- Sales and operating profit up
- Persil sales growth again twice that of worldwide market
- ROCE at new record high of 31.2 percent



Economic environment and market position

The markets for laundry and home care products were only mildly affected by the worldwide economic downturn experienced in fiscal 2002. However, growing price awareness amongst consumers and increased competitive activity had a dampening effect on the general price situation. The level of growth was thus slightly down on previous years. Henkel currently ranks fourth in this 70 billion euro world market. In our European core market, the individual segments showed varying degrees of development. Products in the lower price categories and premium brands gained market shares, while weaker brands lost shares. This trend was especially noticeable in Germany.


Sauberkeit mit Glanzgarantie
NEU
Somat

Even though the overall market in Europe stagnated, we succeeded in maintaining or – in some cases – even expanding our leading positions. We are the number one in continental Europe, with growing market shares particularly in Italy and in Eastern Europe. We hold second place in heavy-duty detergents, while in special detergents and household cleaners we are the market leader. We also succeeded in consolidating our strong position as the number two in the Middle East.

This year we were again successful in opening up new markets through two timely acquisitions. That of Pakvash enabled us to acquire a significant market position in Iran. Through the purchase of Merima in November 2002, we have taken over the market leadership in Serbia.

Sales and profits

The Laundry & Home Care business sector increased sales by 1.6 percent to 3,131 million euros. After adjusting for foreign exchange effects and acquisitions/divestments, growth was 2.2 per-

Product groups

Heavy-duty detergents; special detergents; fabric softeners; laundry conditioning products; dishwashing products; household cleaners; scouring agents; floor and carpet care products; bath and toilet cleaners; glass cleaners; kitchen cleaners and special cleaning products.

cent. Sales were up both in our European core market and in our regions outside Europe.

Twenty-four percent of our sales were generated in Germany, where we did not achieve the high sales figure of the previous year. The reasons for this decrease lay in the general downturn in the markets and the current trend among consumers to economize, which has resulted in private labels increasing their overall share. By contrast, our Italian business performed particularly well, with especially good results coming from our heavy-duty detergent General, the dishwashing detergent brands Nelsen, Dixan Piatti and Pril, and also our special detergent Black Magic.


Pril

With an increase of 10.1 percent, the growth in operating profit was once again higher than that of sales. Savings resulting from our special restructuring program "Strong for the Future" and further cost reductions were largely instrumental in this double-digit improvement. The return on sales likewise underwent a substantial increase from 7.9 to 8.5 percent.

Profits were up in Italy, Egypt, Algeria, Central and Eastern Europe, and losses in Turkey were significantly reduced as compared with the previous year. We once again had to deal with operating losses in China, although these did stabilize at the previous year's level in spite of a downturn in sales. We have accounted for the ongoing loss situation by additional write-downs on the values of our participations at year end.


MiR

The return on capital employed (ROCE) rose by 6.7 percentage points to a new record high of 31.2 percent. This is attributable to:

- the double-digit growth in operating profit,
- the lower capital base due in particular to write-downs under the special restructuring program, and
- improved management of working capital.

Product groups

Once again this year, the further development of our international brands took top priority. Persil was again the number-one growth driver. Together with its sister brand Le Chat in France, Persil accounted for more than one third of sales in heavy-duty detergents. With our innovative pre-dosed liquid detergent (Liquits) and the launch of Persil Multi-Aktivkraft, a product that offers improved laundry performance at low temperatures, we increased our market shares in virtually all countries.

Sales in our special detergents increased due to the favorable development of our fabric softeners Vernel, Minidou and Silan with their new and attractive fragrances. In mid-2002, our special liquid detergent Black Magic for black and dark textiles took over the number-one position in the European market, further extending its lead in this category toward the end of the year. We launched another promising innovation onto the special detergents market in the form of Fresh Magic, which serves to prevent the development of odors in synthetic garments. After a good start in France, Fresh Magic is now being introduced into other major European markets during the first quarter of 2003.

On the household cleaners side, our dishwashing detergent brand Pril registered an almost double-digit percentage growth in sales. Dishwashing detergents constitute the largest category within the household cleaners market. Pril further extended its market leadership in Germany, Turkey and Egypt. The brand was also successfully launched in Saudi Arabia. Business in Italy likewise developed well due to our innovative Pril "3in1 Tabs" for automatic

Key financials

Sales in million euros


2,515
2,574
2,835
3,082
3,131
1998
1999
2000
2001
2002

mill. euros	2001	**2002**	Change v. prev. year
Sales	3,082	3,131	+ 1.6 %
– Share of Group sales in %[1]	33 %	32 %	– 1 pp
EBIT	243	268	+ 10.1 %
Return on sales	7.9 %	8.5 %	+ 0.6 pp
ROCE in %	24.5 %	31.2 %	+ 6.7 pp
Capital expenditures	165	166	+ 0.6 %
R&D costs	61	65	+ 6.6 %
Employees	11,891	13,446	+13.1 %

Share of Group sales: 32%

[1] based on continuing businesses

pp = percentage points

dishwashers, and the local hand dishwashing brands Nelsen and Dixan Piatti.

Capital expenditure and efficiency enhancement programs

High priority was given to the special restructuring program initiated in 2001. Our Herent site in Belgium was closed in mid-2002, and production at our liquids factory in Ponthierry, France, was discontinued. There was also progress with the special restructuring program in China. Overall, we achieved savings amounting to 11 million euros through these various initiatives. Within the framework of our ongoing cost reduction program "Gain 25", we improved the performance of our products while maintaining or reducing the associated formulation costs. In addition, advancements in our production technologies helped to reduce both manufacturing costs and capital expenditure requirements. The focus of our capital expenditures was on the growth markets of Russia, Egypt, Algeria and Mexico.


WC
FRISCH

Outlook

Our objective in 2003 is again to grow stronger than the market and to consolidate our market leadership in continental Europe. Our specific targets are to achieve a growth figure after adjusting for foreign exchange effects and acquisitions/divestments of 2 percent and an increase in operating profit in the high single-digit percentage range.

As in 2002, Eastern Europe, the Middle East and Italy are expected to be major contributors to this growth. In Germany, we intend to defend our high market shares against competitor brands and to combat the further expansion of private labels through the introduction of a comprehensive raft of counter-measures. We strive to secure our lead in quality and innovation and to effectively communicate this to the consumer. In addition, we will be deploying our marketing and promotional know-how in order to further raise the profile of our brands vis-à-vis private labels.

We are endeavoring to further increase sales of Persil in the emerging markets and to steadily expand our market positions for special detergents and special home care products. We will also realign our Chinese business and drive forward the integration of our acquisitions in Serbia and Iran.


taft

Cosmetics/Toiletries

Success with skin and hair care

- ▷ Sales growth[1] exceeded market growth
- ▷ Double-digit increase in operating profit
- ▷ Innovations well received

[1] adjusted by exchange rate effects and acquisitions/divestments



Fa

Economic environment and market position

Softer growth within the cosmetics and toiletries market was already becoming apparent toward the end of 2001, with this trend continuing through 2002. Nevertheless, we defended our overall market position.

The slowdown in the world economy led to a general market growth rate of just 2 percent to 170 billion euros. In particular, the markets in Asia and the Pacific region, in Latin America, Africa and the Middle East either stagnated or declined. An appreciable growth in cosmetics of 3 percent occurred in both North America and Europe, the latter primarily attributable to the favorable development in the countries of Eastern Europe.



DIADERMINE

The market segments of importance for the Cosmetics/Toiletries business sector showed varying developments: while the market for hair cosmetics grew by 3.5 percent that for the salon business improved by 3 percent. The oral hygiene market stagnated and the body care market actually declined.

Against this background, we succeeded in 2002 in consolidating our position on the world cosmetics market (10th place). Our ranking as the third largest supplier overall in our core market of Europe remained stable, in spite of ongoing difficulties in the German retail trade. We are the number two in hair cosmetics for end consumers. In the salon business, and also in skin care, we took third place, while in the areas of oral hygiene and body care we are the number four in the market.

Sales and profits

In 2002, sales at Cosmetics/Toiletries totaled 2,116 million euros. This represents an increase of 1.5 percent compared with the previous year. After adjusting for foreign exchange effects and acquisitions/divestments, sales

Product groups
Toilet soaps; bath and shower products; deodorants; skin creams; skin care products; dental care and oral hygiene products; hair shampoos and conditioners; hair colorants; hairstyling and permanent wave products; perfumes and fragrances; hair salon products.

grew by 3.5 percent and thus exceeded that of the total market.

Our good overall development was based on the business performance of the hair cosmetics and skin care segments. The increase in sales in the hair cosmetics segment of 3.4 percent was attributable in particular to above-average growth in colorants and styling products. On the skin care side, good results achieved with our Diadermine range in the European market, and in Russia particularly, generated a 5.7 percent growth in sales. The oral hygiene segment also increased sales by 2.7 percent. Here, too, most of the rise was due to our European business.



Only the body care segment experienced a downturn in sales. There were three reasons for this: difficult market conditions in Germany – mainly in the shower products category –, higher demand for private labels, and tougher competition. Business was also adversely affected by the tense economic situation prevailing in Israel, India and Latin America. Positive developments in parts of Europe, in Egypt and in China failed to fully offset the downturn. Salon business sales grew 5.2 percent with the Bonacure and Igora Royal brands performing particularly well.

Developments in the individual regions were mixed. In Germany, the increase in demand for private labels and tougher price competition resulted in a downturn in business with the retail trade. On the other hand, we succeeded in growing sales in the professional segment where our customers are hairdressers and hair care salons. In the rest of Europe, the Middle East and Africa, our sales grew stronger than the overall market. Our Russian business in particular developed exceptionally well. As a result of foreign exchange effects, sales in North America declined. In Latin America, the difficult political and economic situation prevailing in many countries impacted our business development. By contrast, sales in the Asia-Pacific region stabilized despite negative foreign exchange effects.


Fa

Operating profit at the Cosmetics/Toiletries business sector increased 10.8 percent over the prior-year figure to a total of 184 million euros. The reason for this disproportionately high growth lay in the significant successes achieved in both our consumer brands and salon businesses. Operating profit on the brand-name products side rose by 11.1 percent with hair cosmetics and skin care performing very favorably. In the salon business, we registered a growth rate of 9.6 percent and profited in particular from the successful new styling line Osis.

Compared with the previous year, the return on sales rose by 0.7 percentage points to 8.7 percent. The return on capital employed amounted to 21.9 percent. This represents an increase of 4.5 percentage points over the figure for the previous year.

Product groups

Growth was driven by our hair cosmetics business, with colorants performing especially well. The focus of our activities was on the European market. In particular, the launches of the Igora Royal "Trend Collection" line in the salon segment, and the Vision brand in the consumer products sector were major contributors to the overall positive performance. Also very successful was the Palette brand, one of the leading colorants in Eastern Europe. Our Brillance brand is the German colorants market leader. In the styling segment, Taft secured the leadership position in our core markets with the introduction of new products such as Taft Men and the Taft "Volume" series.

Key financials

Sales in million euros


1,705
1,814
2,029
2,085
2,116
1998
1999
2000
2001
2002

mill. euros	2001	**2002**	Change v. prev. year
Sales	2,085	2,116	+ 1.5 %
– Share of Group sales in %[1]	22 %	22 %	–
EBIT	166	184	+ 10.8 %
Return on sales	8.0 %	8.7 %	+ 0.7 pp
ROCE in %	17.4 %	21.9 %	+ 4.5 pp
Capital expenditures	57	52	– 8.8 %
R&D costs	31	34	+ 9.7 %
Employees	7,874	8,150	+ 3.5 %

Share of Group sales: 22%

[1] based on continuing businesses

pp = percentage points

Market problems in the shower products segment contributed to our Fa brand suffering an overall decline.

We increased our share in the competitive skin care market in Europe and expanded our presence in the high-margin facial care category through the introduction of new Diadermine products such as Lift+ "Perfect Effects", Lift+ "H_2O Firming Cleansing" and Aqua Force "First Wrinkles".



With new product launches such as Theramed "Perfect" and Theramed "2in1", our oral care products also gained market shares in a highly competitive European market.

Capital expenditure and efficiency enhancement programs

Within the framework of the special restructuring program, we focused on our strategically important production sites. We closed down or sold off plants in China and the U.S. Moreover, we optimized our distribution and administration structures and thus achieved savings amounting to 12 million euros.

In 2002 we invested in manufacturing facilities for Schwarzkopf-Henkel Produktionsgesellschaft and in infrastructure for research and development.

Outlook

For 2003 we anticipate the overall market to grow by approximately 2 to 3 percent. Once again our strategic focus is on hair cosmetics. We are concentrating on the globalization of our colorants and intend to strengthen our Schauma, Taft and Gliss brands. Schwarzkopf is to be established as the umbrella brand for the hair cosmetics business.

We will continue with the European-wide launch of Diadermine and intend to win back our position as number three in the European market for body care products. The regional focus of our activities is on Europe and Asia-Pacific.

Overall, our aim in 2003 is to increase sales by 5 percent after adjusting for foreign exchange effects and acquisitions/divestments, almost double the growth rate anticipated for the market as a whole. We also plan to achieve a high single-digit percentage rise in operating profit.


QUALITE HENKEL*
Pritt
FINI
LES
CISEAUX

* Quality from Henkel

Strengthened by adhesive tapes

- Sales growth above market levels
- Double-digit increase in operating profit
- Acquisitions underpin international presence

Economic environment and market position

The world market for consumer adhesives grew between 2 and 3 percent to approximately 12 billion euros, albeit with substantial differences between product categories and regions. Adhesive tapes, sealants and advanced products such as assembly adhesives achieved above-average growth. More traditional product groups such as contact adhesives and wood glues, on the other hand, showed a weaker development.


Pattex
REPAIR
EXPRESS
Power Putty
Dries white

In Germany, our business was impacted by the significant weakness of the construction industry. This led to a downturn in sales in home decoration adhesives within the craftsmen and DIY segments.

Adhesives for the home, school and office suffered from the overall sluggish demand for office supplies and the competitive pressures from private labels.

Henkel has many competitors in this segment, most of whom are only regionally active. As an international supplier with a wide-ranging portfolio for all the major adhesive and sealant markets, we thus hold an exceptional position.

Overall, Henkel is clearly the world market leader. In fiscal 2002, we were able to either consolidate or slightly increase our market shares. Through the acquisition of the British adhesive tape manufacturer Sellotape, we assumed the position of market leader in adhesive tapes in both Great Britain and New Zealand. In the sealants segment, we became the leading supplier in Spain through the acquisition of Solyplast.



Sales and profits

Despite the difficulties encountered in our German core market, we were able to increase

Product groups
Wallpaper pastes; ceiling, wall covering and tile adhesives; home decoration products; sealants; polyurethane foam fillers; cyanoacrylates; contact adhesives; wood glues; assembly adhesives; PVC pipe adhesives; flooring adhesives; building adhesives; coatings; roofing products; glue sticks; glue rollers; correction products; adhesive tapes.

sales in 2002 by 3.3 percent to a total of 1,317 million euros, thus outperforming the market. Nevertheless, negative foreign exchange effects during the second half of the year substantially decelerated growth.



After adjusting for these effects and for acquisitions/divestments, the business sector turned in a strong growth rate of 3.9 percent compared with the previous year.

We benefited in particular from the fact that Eastern Europe once again developed above average, with very good results even coming out of the only recently accessed markets of the Ukraine and Romania.

In Europe, our British business showed by far the strongest growth. The German market, which is particularly important to us because of its high volumes, was the least dynamic.

Business in North America, mainly with adhesive tapes and high-strength contact adhesives, developed well in local currencies but was negatively impacted by exchange rate effects.

Latin America did not fully come up to our expectations, although there were considerable differences within the region. While our business in Mexico performed well, our activities in Venezuela, Chile and Brazil were particularly impacted by substantial foreign exchange effects and economic difficulties. We were, however, able once again to significantly expand our market shares in Brazil where we have had problems in the past due to product forgeries.


NEU
Metylan TG
Henkel
Tapeziergeräte-
Kleister

With an 11.5 percent increase to 123 million euros, operating profit grew much stronger than sales. This development was due to a number of factors including in particular improvements in our important markets of Turkey and Brazil, and the fact that prices for relevant raw materials fell by around 4 percent compared with the previous year. We also achieved savings through the special restructuring program and made divestment gains from the sale of the Bostik brand and the transfer of a part of our office supplies business to Pelikan. However, these were diluted somewhat by exceptional charges arising from the international expansion of our adhesive tapes business.

The favorable development in the EBIT figure was accompanied by an increase in the return on sales over prior year of 0.8 percentage points to a current 9.4 percent. The return on capital employed amounted to 19.2 percent, representing an increase of 3.5 percentage points compared with the previous year.

Product groups

Again in 2002 we pursued the strategy of concentrating on our major product groups and strong brands.

We achieved the highest growth rate in the adhesive tapes segment. Our business in North America with the Duck brand continued to perform well and the expansion of our activities in Europe brought the anticipated results.

Regarding our high-strength contact adhesives marketed under the Pattex brand, we focused on the international roll-out of new products introduced in the previous year. This product group includes the new high-performance assembly adhesives that have been launched worldwide. The multi-functional adhesive compound Pattex Repair Express was introduced onto the markets of most of the European countries.

The household and office products marketed under the brand name Pritt did not quite come up to our expectations. However, new concepts such as the innovative Pritt adhesive tape "No

Key financials

Sales in million euros


1,132
1,188
1,290
1,275
1,317
1998
1999
2000
2001
2002

mill. euros	2001	2002	Change v. prev. year
Sales	1,275	1,317	+ 3.3 %
– Share of Group sales in %[1]	14 %	14 %	–
EBIT	110	123	+ 11.5 %
Return on sales	8.6 %	9.4 %	+ 0.8 pp
ROCE in %	15.7 %	19.2 %	+ 3.5 pp
Capital expenditures	91	87	– 4.4 %
R&D costs	15	16	+ 6.7 %
Employees	5,032	5,075	+ 0.9 %

Share of Group sales: 14%

[1] based on continuing businesses

pp = percentage points

More Scissors" were well received by the international markets.

The tile adhesives marketed under the name Ceresit performed well, particularly in Eastern Europe. And even in the currently difficult German market, we succeeded in strengthening our position with a range of innovative products. Their lower weight and easy workability impressed our customers.

Capital expenditure and efficiency enhancement programs

Within the framework of the special restructuring program, our priority was to adapt to the changing market dynamics taking place in Germany. As a result, we significantly simplified our marketing and distribution processes.

We intend to operate with a small number of efficient production sites. Factories in South Africa, Jamaica and Guatemala were closed. We shut down the building adhesives business in South Africa at the end of 2002 owing to the fact that it was unable to deliver the expected returns. Overall, savings from the special restructuring program contributed 9 million euros to operating profit.


BAUTECHNIK
Ceresit
EasyFlex
EasyFlex
EasyFlex

Our capital expenditure focus in 2002 was particularly on expanding capacity in Russia and Great Britain.

Outlook

We intend to accompany and augment our organic growth through further acquisitions in 2003. In so doing, we will be concentrating on major market segments able to offer above-average growth and profitability prospects. One of our aims in this regard is to further expand our positions with adhesive tapes and sealants. We also expect attractive growth opportunities for our building adhesives, particularly in Eastern Europe.

The focus of our regional expansion is on North America, Eastern Europe and Asia.

In 2003, we anticipate an increase in sales, adjusted by exchange rate effects and acquisitions/divestments, of a good 5 percent and strive for a double-digit percentage increase in operating profit. We are optimizing our worldwide structures in order to slim down overheads and reduce production costs.


QUALITY FROM HENKEL
880
Henkel
SIELAFF

Leading positions consolidated

- Organic sales growth despite soft market development
- Operating profit up 34 percent
- Indermil tissue adhesive approved for distribution in the U.S.

Economic environment and market position

With volumes falling by 2 percent to around 20 billion euros in 2002, the market for engineering adhesives, industrial adhesives and surface technologies was disappointing. Factors in this decline included the persistently


Purmelt®
Granules

low level of economic activity in Europe and North America and the recession in South America. There was also no significant revival in our major individual markets. The packaging adhesives market stagnated and the construction industry experienced a downturn of between 2 and 3 percent. The only sectors showing an improvement were the automotive industry with an increase of around 3 percent and the semiconductor segment with a rise of 1.5 percent.

In spite of these difficult underlying conditions, we succeeded in consolidating our excellent market positions. We achieved a global share of around 14 percent, making us the undisputed number one in the world market. We have assumed leading positions in Europe, North America, Latin America and Africa. The only region where we are not in first place is Asia-Pacific.

Product groups

Industrial Adhesives and Sealants:
Bookbinding adhesives; labeling and packaging adhesives; laminating adhesives; rubber-to-metal bonding agents; pressure-sensitive adhesives; wood adhesives; hygiene product adhesives; double-glazing sealants; cable insulating compounds and sealants; structural adhesives and sealants; shoe adhesives.

Engineering Adhesives:
Reactive adhesives; high-performance sealants; sealing systems; assembly adhesives.

Surface Technologies:
Products and application systems for the chemical surface treatment of metals and metal substitutes; lubricants; cleaning products; corrosion inhibitors; products for conversion processing and for the treatment of cooling, process and wastewater; process control and metering equipment; CFC substitutes for cleaning applications. Specialty products for the automotive industry: polyurethane adhesives and elastomer sealants, epoxide structural adhesives, PVC and polyacrylate plastisols, dispersion adhesives, hotmelt adhesives and corrosion protection waxes.



The acquisition of Cemedine U.S.A. supported our expansion strategy in North America, while in Germany the takeover of Möllerplast served to further extend our product range. The metal treatment businesses acquired from Atofina in fiscal 2001 were successfully integrated.

Sales and profits

Sales of the Henkel Technologies business sector amounted to 2,763 million euros, representing a decrease of 2.3 percent. After adjusting for foreign exchange effects and acquisitions/divestments, sales rose by 1.6 percent.



Our regional performance was rather mixed: while we experienced a drop in sales in most Western European countries due to the prevailing economic conditions, we enjoyed successes in the growth regions of Eastern Europe and Russia.

The performance of our businesses in North America also varied. There was a rise in sales at our Industrial Adhesives and Surface Technologies units, while our Engineering Adhesives business reported a downturn in sales.

In Latin America, the continuing recession and currency weaknesses caused business to decline in respect of all our product groups.

By contrast, we succeeded in increasing sales in the Asia-Pacific region, with particular progress being made in Thailand and China.



At 185 million euros, operating profit improved significantly, rising 33.7 percent over the figure for the previous year, despite the unfavorable conditions that prevailed in some markets. There were a number of reasons for this. The raw material prices of relevance to us developed favorably. Moreover, the special restructuring program, rationalization activities in production and a comprehensive range of cost-cutting measures also contributed to the good operating profit trend. Accordingly, the return on sales likewise improved over the prior-year figure by 1.8 percentage points to 6.7 percent.

Improvements in our logistics chain resulted in an increase in our stock turn-over rate. Aside from the favorable developments in operating profit, this likewise contributed to a rise in the return on capital employed to 10.5 percent.

Product groups

Engineering Adhesives reported a fall in sales. This was predominantly due to unfavorable foreign exchange effects and the divestment in 2001 of Dexter Magnetics, Stannol and Wires & Bars. Our existing business with reactive adhesives, high-performance sealants and assembly adhesives was sluggish owing in part to a low level of demand prevailing in Europe, North America and Latin America. In Asia, on the other hand, we noticed a revival in the electronics industry, particularly during the last few months of fiscal 2002. In September, the U.S. American Food & Drug Administration approved our newly developed tissue adhesive Indermil, which – following Europe – we can thus now also distribute in the U.S.

For the fifth year running, sales at Industrial Adhesives grew stronger than the market. The portfolio was streamlined through the sale of the leatherboard business. A number of innovations helped to drive the business forward. For example, a high-performance product under the name "3D Dispersion" was introduced for the membrane press technology used in the joinery and furniture-making industry. A new MS polymer was also introduced. This enables, for the first time, glazed units in railway vehicles to be simultaneously sealed and structurally bonded.

Key financials

Sales in million euros


2,111
2,201
2,679
2,828
2,763
1998
1999
2000
2001
2002

mill. euros	2001	**2002**	Change v. prev. year
Sales	2,828	2,763	– 2.3 %
– Share of Group sales in %[1]	30 %	29 %	– 1 pp
EBIT	138	185	+ 33.7 %
Return on sales	4.9 %	6.7 %	+ 1.8 pp
ROCE in %	8.1 %	10.5 %	+ 2.4 pp
Capital expenditures	153	138	– 9.8 %
R&D costs	115	111	– 3.5 %
Employees	11,642	11,292	– 3.0 %

Share of Group sales: 29%

[1] based on continuing businesses

pp = percentage points

Surface Technologies suffered a fall in sales in some Western European countries due to the cyclical downturn in business activity. By contrast, our business in Eastern Europe and Turkey achieved above-average growth. Our automotive business in North America also performed well, particularly due to Terocore, a structural foam product used for car body reinforcement. Business in the Asia-Pacific region profited in particular from the continuing economic upturn in China.



Capital expenditure and efficiency enhancement programs

We achieved significant savings by pooling our production capacities in North America and Europe. We also succeeded in reducing administrative expenses.

The special restructuring program made a substantial contribution of 30 million euros to operating profit. The savings were achieved through a combination of lower manufacturing, distribution and research costs and administrative expenses.

The main focus of our investment activity was on the regions of Europe and Asia. With the Technology Center for engineering adhesives inaugurated in Yokohama, Japan, in 2002, we have opened up further growth opportunities in the international automotive and electronics business, particularly in Asia.

Outlook

We expect growth in the worldwide adhesives market to be around 2 percent in 2003. Despite an only modest upturn in our markets, we anticipate that our extensive product portfolio and numerous innovations will again generate a sales growth (after adjusting for foreign exchange effects and acquisitions/divestments) that is at least double that of the market as a whole.

Again in 2003 we have set our sights on a double-digit percentage increase in operating profit.

In regional terms, our main focus will be on Eastern Europe, North America and Asia-Pacific.

Value creation and growth – the cornerstones of our management approach

- Share performance outstrips the German Stock Index (DAX)
- Compliant with corporate governance code
- EVA and ROCE substantially improved

Henkel shares

Once again in 2002, the international stock exchanges suffered from a generally weak world economy. The leading share indexes of the major stock exchanges fell for the third year in succession. The American Dow Jones Industrial Index dropped around 17 percent from the beginning of the year and the German DAX reacted even more drastically, falling by 44 percent in the course of 2002.

During the year under review, the Henkel shares turned in one of the best performances of all stocks listed in the DAX. In a year-on-year comparison, the price of Henkel preferred shares eased by just 4.6 percent while that of the ordinary shares softened by 8.8 percent. A total of 86 million Henkel preferred shares were traded in 2002, representing an average 340,000 shares per trading day. Henkel's market capitalization decreased from 8,733 million euros to 8,121 million euros.

From the date when Henkel's preferred shares were first issued in 1985 to the end of 2002, an investor reinvesting all dividends (ignoring the effect of taxation) would have had an average annual yield of 8.9 percent. The average annual yield on the DAX index, by contrast, was only 7.2 percent.

Henkel's preferred shares buck the market trend

In the course of 2002, Henkel preferred shares performed substantially better than the overall German market. While the share price developed rather unsteadily in January, it out-performed the DAX in February and from March it tracked the index. In the second quarter, it detached itself from the general negative market trend, arriving at its high for the year – 77.20 euros – in May 2002. This development was driven by the inclusion of Henkel preferred shares in the MSCI indexes of Germany, Europe and the World with effect from May 31, 2002. It may well also have been promoted by the solid growth in sales and earnings of the Henkel

Relative performance 2002

Henkel preferred shares versus DAX: outperformance in 2002 = 70 percent


1.25
1.00
0.75
0.50
Henkel
DAX
Month:
01
02
03
04
05
06
07
08
09
10
11
12

Group during the first quarter of the year under review, achieved in spite of a difficult market environment. In the third quarter, the share price once again tracked the market from a high level. In October, Henkel's preferred shares continued to hold their price despite another downturn in the market. Toward the end of the year, the market recovered slightly with the DAX index tending toward the price movement of our shares. In spite of reaching their year low of 59.18 euros in December, Henkel's preferred shares outperformed the DAX by 70 percent in the year 2002.

Henkel shares – internationally listed securities

Henkel shares have been approved for trading on the Frankfurt Stock Exchange, the German stock market with the highest trading volumes, and also the regional German stock exchanges. They have also been included in the electronic trading system Xetra. Currently around 90 percent of German stock trading volumes are handled via this platform. Investors abroad can invest in the Henkel Group via the US American "Sponsored Level I ADR (American Depository Receipt) program". American depository receipts are certificates representing ownership of the underlying shares of a foreign company and can be placed and traded in the US.

The standing of Henkel stock is reflected by its inclusion in important indexes used as indicators for the various capital markets and economic regions. Until May 2002, both share categories, namely the ordinary and the preferred, were listed in the DAX. Since June 2002, only the more liquid share category, namely the preferred shares, are used for the index weighting. This caused Henkel's DAX-relevant market capitalization to fall from 8,733 million euros to 3,596 million euros (as of year-end 2002). With a weighting of 1.2 percent in the DAX, Henkel has now moved up to rank 19.

Since the end of May 2002, Henkel preferred shares have been listed in the MSCI Germany, the MSCI Europe and the MSCI World indexes. In the MSCI Germany Standard Index, they ranked 18th with a weighting of 1.19 percent as of year-end 2002. Henkel's preferred shares have been included in the Household and Personal Products category with a weighting of 43.6 percent. Since April 2002, moreover, they have also been included in the newly

Key data on Henkel shares 1998–2002

(in euros)	1998	1999	2000	2001	**2002**
Earnings per share in accordance with IAS					
Ordinary shares	2.28	2.47	3.20	3.45[2]	3.00
Preferred shares	2.33	2.53	3.25	3.50[2]	3.06
Share price at year end[1]					
Ordinary shares	69.54	55.50	61.00	57.30	52.25
Preferred shares	75.16	66.20	69.30	63.50	60.55
High for the year[1]					
Ordinary shares	82.32	74.50	66.90	68.47	69.69
Preferred shares	94.85	81.01	77.00	74.93	77.20
Low for the year[1]					
Ordinary shares	50.62	51.00	43.90	56.04	50.60
Preferred shares	55.07	58.00	46.50	61.20	59.18
Dividend					
Ordinary shares	0.79	0.87	1.06	1.06	1.06[3]
Preferred shares	0.84	0.93	1.12	1.12	1.12[3]
Market capitalization (in billion euros)	10.49	8.74	9.40	8.73	8.12

[1] Xetra closing prices
[2] comparable: ordinary shares 3.00 euros and preferred shares 3.05 euros
[3] proposed

Number of shares (in millions)

Ordinary shares	86.6
Preferred shares[1]	59.4

[1] preferred shares bought back for Stock Incentive Plan: 992,680 shares in 2000; 808,120 shares in 2001; 694,900 shares in 2002; total: 2,495,700 shares

formed blue-chip Dow Jones Germany Titans 30 index. Henkel preferred shares are also in the Dow Jones Stoxx 600, the Dow Jones Euro Stoxx, the FTSE4Good and the Dow Jones Sustainability Index. The two latter indexes are restricted to companies able to demonstrate their commitment to the principles of sustainable development.

Employee shares in great demand

The Employee Share Program offers Henkel's staff an opportunity to participate in the success of the Henkel Group. Owing to the enormous interest shown in the previous year, Henkel offered its employees the opportunity to participate in an additional tranche of its Employee Share Program in 2002. This time, too, the "3 for 2" formula was applied. For each euro which an employee invests, the Company adds a further 50 cents. More than 10,000 employees from 48 countries participate in the program. Overall, employees have to date acquired 552,619 shares within this program, or around 1 percent of Henkel's preferred stock outstanding.

Capital market communication

We stepped up our communication with the capital market in 2002. At a total of 35 conferences and road shows at home and abroad, analysts and investors had the opportunity to acquire first-hand information on all aspects of Henkel in discussions with our top management. In addition, we also held numerous individual meetings at our headquarters in Düsseldorf.

We intend to further intensify our contacts with private investors in the future with a particular emphasis on our Internet offering. We will be expanding our Investor Relations website in order to be able to provide interested users with even more comprehensive and detailed information on the Company and Henkel's shares.

Good credit ratings retained

In May 2002, the rating agencies Standard & Poor's and Moody's assessed the creditworthiness of the Henkel Group and confirmed the good ratings of the previous year. These enable us to secure our borrowing requirements at favorable conditions on international money and capital markets.

Ratings	
Standard & Poor's	**Moody's**
A1+ (short term)	**P1** (short term)
AA- (long term)	**A1** (long term)

Corporate governance

A company's management, control and monitoring activities aligned to creating long-term value are essential elements of corporate governance. The cornerstones of our corporate governance are based on mutual trust and efficient cooperation between the various management and supervisory bodies, the requirement to safeguard the interests of our shareholders and the need to ensure open and transparent communication.

For Henkel, effective and responsible corporate governance has long been integral to our identity and is practiced to the benefit of both the Company and its shareholders. Within this context, we have committed ourselves to four core principles:

Value creation as the maxim of our managerial approach

Consistent and continuous value creation to the benefit of our shareholders, employees, customers and the public at large is an essential criterion underlying the management principles adopted by the Henkel Group. To date, Henkel has impressively demonstrated its capability to grow profitably. Share values will only increase in the long term if they are backed up by good business performance.

Commitment to sustainability – a criterion for a responsible managerial approach

The concept of sustainable development within the sense of an ecologically and ethically responsible managerial approach has long been embedded within Henkel's traditions. To this end, we have established management systems around the world covering safety, health, environmental protection and quality assurance as well as a corporate code of conduct that is binding on all our employees. Our Sustainability Report is published concurrently with the Annual Report.

Effective information policy to ensure transparency

Pro-active, open, timely and continuous communication is an important component of our value-based management. We publish our Annual Report within 75 days of the close of the financial year. The quarterly reports are published within 60 days of closure of the interim period concerned. We utilize the Internet in order to provide interested parties everywhere with immediate access to all relevant corporate information.

Corporate governance – aligning our practices to recognized principles

With the principles governing our managerial approach, we promote trust and confidence in Henkel. We are careful to follow nationally and internationally recognized codes of conduct. We have committed ourselves to comprehensive guidelines that ensure effective and responsible corporate management and control.

Henkel KGaA complies in principle with the requirements of the German Corporate Governance Code

In accordance with the specific legal aspects that apply to a KGaA (partnership limited by shares) and its structure as formulated in the Company's statutes, Henkel complies with the key provisions of the German Corporate Governance Code, the so-called "shall recommendations", with one exception. In addition, Henkel also adheres extensively to the discretionary provisions offered by the Code, the so-called "should/may suggestions".

Special features arising from the legal form of the Company relate in particular to the Management Board which performs the tasks of an executive management of a joint stock company (Aktiengesellschaft or AG), and also the Supervisory Board, the competencies of which are limited as compared with those of an AG's supervisory board. In keeping with the Company's statutes, a Shareholders' Committee has been established which, among other duties, appoints the members of the Management Board and is entitled to participate in the management of the Company. The provisions of the Code applicable to executive management are applied to the Management Board, and those applicable to a supervisory board are applied to the Shareholders' Committee. Further details regarding these special features are explained in the Declaration of Compliance which has been posted on our website www.ir.henkel.com.

The exception to the "shall" recommendations of the Code relates to information concerning the ownership of shares by corporate bodies. The individual shareholdings are disclosed where these exceed 1 percent of the shares issued by the Company. However, this does not apply to the members of the corporate bodies who are also members of the Henkel family. On the other hand, the overall number of shares subject to the shareholders' pooling agreement between members of the Henkel family is disclosed. Furthermore we disclose cases where the aggregate number of shares held by all the members of a corporate body exceeds 1 percent of the shares issued by the Company. In order to safeguard the valid interests and the private sphere of the members of the corporate bodies, no further details are provided.

Certain deviations exist from the discretionary provisions ("should/may suggestions") of the Code in relation to individualized disclosure of the remuneration of the members of the corporate bodies and the nomination of the chairman of the financial committee, appointed by the Shareholders' Committee, which also performs the tasks of an audit committee.

Value-based performance measurement

Profitable growth and a sustainable increase in shareholder value constitute the primary financial goals of the Henkel Group. The central metric and the success criterion for assessing the results of our existing businesses and acquisitions is Economic Value Added (EVA®). This indicator of value creation describes the portion of operating profit generated that exceeds the cost of capital during the period under review.

At Henkel the formula applied reads as follows:

EVA® = EBITA − [WACC x Capital Employed].

The indicator that we have chosen to reflect our operational business performance is EBITA, i.e. Earnings Before Interest, Tax and Amortization. We operate on the assumption that acquired goodwill can be profitably developed. Consequently, goodwill is incorporated at cost in the underlying capital base (Capital Employed). WACC means Weighted Average Cost of Capital.

Since its introduction in 2000, Henkel has been calculating EVA® values as part of its internal reporting for all its operational units worldwide. A positive EVA® means that the return on the historically invested capital is more than sufficient to cover the cost on the historically invested capital in the respective period.

EVA® is internationally incorporated in our performance-related management remuneration program, promoting the implementation of value-adding decisions and profitable growth in all our business sectors. Businesses returning negative EVA® values over the long term are invariably divested.

In our external reporting and in order to compare business units, we use the Return On Capital Employed. ROCE is calculated as the quotient of EBITA over capital employed.

Cost of capital reduced

In 2002 our calculations were based on a weighted average cost of capital for the Henkel Group worldwide of 8 percent after tax. Before tax, the bar stands at 12 percent. Our cost of capital declined as compared to the previous year. The decrease is attributable in part to significantly lower interest rates which compensated for the rise in the risk premium demanded by shareholders owing to the increased volatility of the markets. We were also able to reduce the risk inherent in our Group portfolio through the sale of our chemicals business Cognis, which was more susceptible to the economic cycle.

We determine the WACC as the weighted average of the cost of equity and debt. The cost of equity corresponds to the return which an investor can expect from an investment of equivalent risk in the capital markets. The cost of debt is calculated on the basis of a worldwide average rate that reflects our long-term financing conditions. Our computations take into account the fact that interest is tax-deductible.

Increases in EVA® and ROCE

During fiscal 2002, the Henkel Group increased its EVA® by 163 million euros to 189 million euros based on our continuing businesses, i.e. excluding Cognis and Henkel-Ecolab, and after applying the current cost of capital to 2001 for better comparability.

All our business sectors contributed to this EVA® increase. Apart from Henkel Technologies, all the business sectors turned in a positive EVA® in absolute terms. The negative value in the case of Technologies in 2002 was predominantly due to heavy acquisition activities in the past. However, this business sector also recorded the highest absolute improvement compared to the previous year, showing a rise of 77 million euros.

EVA® and ROCE by business sector						
(mill. euros)	Laundry & Home Care	Cosmetics/ Toiletries	Consumer and Craftsmen Adhesives	Technologies	Corporate [1]	**Henkel Group** [1]
EBIT	268	184	123	185	– 94	666
Goodwill amortization	12	35	18	75	0	140
EBITA	**280**	**219**	**141**	**260**	**– 94**	**806**
Capital employed	896	999	731	2,461	55	5,142
Cost of capital	**107**	**120**	**88**	**296**	**6**	**617**
EVA 2002	173	99	53	– 37	– 99	189
EVA 2001 [2]	129	66	32	– 114	– 87	26
ROCE 2002 (%)	31.2	21.9	19.2	10.5	–	15.7
ROCE 2001 (%)	24.5	17.4	15.7	8.1	–	12.4

[1] 2001 after excluding exceptional items; Henkel Group without Cognis and the Henkel-Ecolab joint venture
[2] 2001 based on the cost of capital for 2002

The ROCE figure for the Henkel Group also improved substantially. Following the achievement of 12.4 percent in 2001, the level attained for the year under review was 15.7 percent. Again, all our business sectors contributed to this favorable development.

The main causes for the increases reflected in the EVA® and ROCE figures derive from the positive development of our operating profit and also in particular the lower capital base. The significant decline in capital employed was mainly due to the implementation of the special restructuring program and to the exceptional write-down of goodwill. Further information on the ROCE development can be found in the section dealing with the individual business sectors.

○ Growth strategies

The basic strategic direction of the Henkel Group derives from our decision to concentrate on three areas of competence, namely Home Care, Personal Care, and Adhesives, Sealants & Surface Treatment.

The growth strategy of the **Laundry & Home Care** business sector is founded on its undisputed leadership in our home market Germany and its prime positions in other European countries. The core element of the growth strategy going forward is to strengthen the market leadership in Continental Europe. Our premium brands and ongoing innovations are expected to be major contributory factors in the achievement of this goal. Because growth in the mature Western European markets is currently limited, the focus in this region will lie on further increasing profitability. Eastern Europe, North Africa and the Middle East, on the other hand, offer attractive growth opportunities. We have established a good platform for the continuing development of these markets. A further element of our strategy is to expand our portfolio in selected growth markets outside Europe.

Our **Cosmetics/Toiletries** business is clearly focused on Europe and can draw on strong market positions, particularly in hair cosmetics. The further development of hair cosmetics carries our highest strategic priority. The skin care and body care businesses are likewise to be strengthened through the introduction of innovative products. Although already extensively consolidated, our European markets are still exhibiting dynamic growth rates. Our strategy here will concentrate on growing the existing business and making acquisitions as appropriate. Clear brand concepts, ongoing innovations and the expansion of Schwarzkopf as our umbrella brand for hair cosmetics will be the drivers of this expansion. Aside from profitable growth in Europe, we also intend to strengthen our continuing operations overseas.

Henkel is the world market leader in the **Consumer and Craftsmen Adhesives** business. This strong base offers sufficient growth opportunities as globalization of our activities progresses. The emphasis of our strategy lies in extending the leading position that we already have in Europe and Latin America to the regions of North America and Asia-Pacific. This is to be achieved in particular by speeding up the international roll-out of our existing products, continuous innovation and appropriate regional acquisitions.

In the **Technologies** sector, too, Henkel is the world market leader with a globally aligned business model and prime market positions in almost all regions. Our growth opportunities lie, in the first instance, in the acquisition of small to medium-sized enterprises with the appropriate technological know-how, and secondly in the development and introduction of innovative products and technologies. The main goal of our growth strategy is to achieve a leading market position in all regions and in the three segments Engineering Adhesives, Industrial Adhesives and Surface Technologies. The emphasis here lies in augmenting our activities in the Asia-Pacific region. We also intend to expand into North America with our industrial adhesives.

Ambitious financial targets

With the strategic realignment and organizational restructuring of the Henkel Group at the beginning of 2002, it became necessary to review the financial targets for the Company and the individual business sectors that were communicated at the end of 2000.

Using the growth strategies as our basis, we have set ourselves the following ambitious medium-term goals:

Financial targets 2005

	Henkel Group
Average sales growth[1]	4%
Return on sales (EBIT margin)	10%
Return on capital employed (ROCE)	17%
Average growth in earnings per share	>10% p.a.

[1] adjusted for foreign exchange effects and acquisitions/divestments

Sales adjusted for foreign exchange effects and acquisitions/divestments are to grow by an average of 4 percent per annum until 2005. The EBIT margin target for 2005 is 10 percent.

The ROCE target for 2005 remains unchanged at 17 percent, i.e. 5 percentage points above our cost of capital. Our goal for earnings per share is to achieve at least a double-digit average increase per year through to 2005.

Henkel Group: Consolidated Statement of Income

(figures in million euros)

	Notes	2001	2001 comparable[1]	2002
Sales	(1)	**13,060**	**9,410**	**9,656**
Cost of sales	(2)	– 7,264	– 5,007	– 5,103
Gross profit		**5,796**	**4,403**	**4,553**
Marketing, selling and distribution costs	(3)	– 3,695	– 2,950	– 2,951
Research and development costs	(4)	– 343	– 255	– 259
Administrative expenses	(5)	– 768	– 520	– 538
Other operating income	(6)	246	206	164
Other operating charges	(7)	– 96	– 73	– 111
Amortization of goodwill	(8)	– 183	– 172	– 140
Restructuring costs	(9)	– 72	– 37	– 52
Exceptional items:	(10)			
Gain from sale of Cognis business before deduction of Cognis earnings attributable to purchaser		545		
Gain from sale of stake in Henkel-Ecolab joint venture		358		
Costs of special restructuring program		– 327		
Exceptional write-down of goodwill		– 251		
Operating profit (EBIT)		**1,210** [2]	**602**	**666**
Net income from associated companies		124		161
Net result from other participations		29		– 9
Net interest expense		– 304		– 154
Financial items	(11)	**– 151**		**– 2**
Earnings before tax		**1,059** [2]		**664**
Taxes on income	(12)	**– 431**		**– 233**
Earnings after tax before deduction of Cognis earnings		628		
Cognis earnings attributable to purchaser		– 87		
Net earnings		**541** [2]		**431**
Minority interests	(13)	– 39		4
Earnings after minority interests		**502** [2]		**435**
Allocation to revenue reserves		– 346		– 279
Unappropriated profit		**156**		**156**

[1] continuing businesses; [2] excluding exceptional items from fiscal 2002 such as gains from divestments, exceptional write-down of goodwill and the restructuring program "Strong for the Future", but including the operating activities of Cognis and the Henkel-Ecolab joint venture, the figures for 2001 are: EBIT **885** million euros, earnings before tax **734** million euros, net earnings before minority interests **476** million euros and earnings after minority interests **437** million euros

Earnings per share in euros			
Ordinary shares	(41)	3.45	3.00
Preferred shares	(41)	3.50	3.06

Henkel Group: Consolidated Balance Sheet

(figures in million euros)

Assets	Notes	December 31, 2001	December 31, 2002
Intangible assets	(14)	2,045	1,786
Property, plant and equipment	(15)	1,823	1,717
– Shares in associated companies		1,001	790
– Other investments		123	115
– Long-term loans		498	519
Financial assets	(16)	1,622	1,424
Fixed assets		**5,490**	**4,927**
Inventories	(17)	1,081	1,073
Trade accounts receivable	(18)	1,591	1,545
Other receivables and miscellaneous assets	(19)	467	416
Liquid funds/Marketable securities	(20)	421	226
Current assets		**3,560**	**3,260**
Deferred tax assets	(21)	**315**	**326**
Total assets		**9,365**	**8,513**

Shareholders' Equity and Liabilities	Notes	December 31, 2001	December 31, 2002
Subscribed capital	(22)	374	374
Capital reserve	(23)	652	652
Revenue reserves	(24)	2,449	2,510
Unappropriated profit		156	156[1]
Gains and losses recognized in equity	(25)	– 113	– 413
Equity excluding minority interests		**3,518**	**3,279**
Minority interests	(26)	86	84
Equity including minority interests		**3,604**	**3,363**
Provisions for pensions and similar obligations	(27)	1,641	1,644
Other provisions	(28)	1,274	1,146
Provisions for deferred tax liabilities	(29)	202	242
Provisions		**3,117**	**3,032**
Borrowings	(30)	1,210	859
Trade accounts payable	(31)	937	858
Other liabilities	(32)	497	401
Liabilities		**2,644**	**2,118**
Total equity and liabilities		**9,365**	**8,513**

[1] total dividend payout proposed by Henkel KGaA for 2002

Henkel Group: Statement of Changes in Equity

(figures in million euros)

(see Notes 22-25)

	Ordinary shares	Preferred shares	Capital reserve	Revenue reserves	Unappropriated profit	Gains and losses recognized in equity: Translation difference	Gains and losses recognized in equity: Derivative financial instruments	Total
At January 1, 2001	**222**	**152**	**652**	**2,232**	**157**	**– 192**	**0**	**3,223**
Earnings after minority interests	–	–	–	–	502	–	–	502
Allocations to reserves	–	–	–	346	– 346	–	–	0
Distributions	–	–	–	–	– 157	–	–	– 157
Buy-back of treasury shares	–	–	–	– 57	–	–	–	– 57
Exchange rate factors	–	–	–	–	–	66	–	66
Derivative financial instruments	–	–	–	–	–	–	13	13
Other changes taken to equity	–	–	–	– 72	–	–	–	– 72
At Dec. 31, 2001 / Jan. 1, 2002	**222**	**152**	**652**	**2,449**	**156**	**– 126**	**13**	**3,518**
Earnings after minority interests	–	–	–	–	435	–	–	435
Allocations to reserves	–	–	–	279	– 279	–	–	–
Distributions	–	–	–	–	– 156	–	–	– 156
Buy-back of treasury shares	–	–	–	– 51	–	–	–	– 51
Exchange rate factors	–	–	–	–	–	– 279	–	– 279
Derivative financial instruments	–	–	–	– 4	–	–	– 21	– 25
Other changes taken to equity	–	–	–	– 163	–	–	–	– 163
At December 31, 2002	**222**	**152**	**652**	**2,510**	**156**	**– 405**	**– 8**	**3,279**

Key financial ratios

	2001	**2002**
Interest coverage ratio 1 (EBITDA ÷ net interest expense excl. interest element of pension provisions)	8.4 [1]	18.6
Interest coverage ratio 2 (EBITDA ÷ net interest expense incl. interest element of pension provisions)	5.1 [1]	7.4
Liability coverage ratio 1 (borrowings ÷ EBITDA)	1.12 [1]	0.76
Liability coverage ratio 2 (total of borrowings and pension provisions ÷ EBITDA)	2.63 [1]	2.20
Equity ratio % (equity including minority interests ÷ total assets)	38.5	39.5
Gearing 1 (borrowings ÷ equity)	0.34	0.26
Gearing 2 (total of borrowings and pension provisions ÷ equity)	0.79	0.74

[1] excluding exceptional items (as reported for 2001)

Henkel Group: Cash Flow Statement

(figures in million euros)

(see Note 42)	2001	2002
Operating profit / EBIT	**1,210**	**666**
Cognis earnings attributable to purchaser	– 87	–
Income taxes paid	– 330	– 156
Depreciation/write-ups of fixed assets (excl. financial assets)	991	470
Net gains/losses from disposals of fixed assets (excl. financial assets)	– 1,001	– 25
Change in inventories	– 21	– 33
Change in receivables and miscellaneous assets	– 15	102
Change in liabilities and provisions	526	– 161
Cash flow from operating activities	**1,273**	**863**
Capital expenditure on intangible assets	– 40	– 19
Capital expenditure on property, plant and equipment	– 534	– 307
Capital expenditure on financial assets/acquisitions	– 361	– 155
Proceeds from sale of businesses	1,873	–
Proceeds from disposals of fixed assets	182	64
Cash flow from investing activities/acquisitions	**1,120**	**– 417**
Henkel KGaA dividends	– 157	– 156
Subsidiary company dividends (to other shareholders)	– 29	– 10
Interest and dividends received	141	137
Interest paid	– 293	– 211
Dividends and interest paid and received	*– 338*	*– 240*
Change in borrowings	– 1,670	– 340
Buy-back of treasury shares	– 57	– 51
Capital contributions by other shareholders	5	–
Other financing transactions	8	– 1
Cash flow from financing activities	**– 2,052**	**– 632**
Change in cash and cash equivalents	**341**	**– 186**
Effect of exchange rate changes on cash and cash equivalents	2	– 9
Change in cash and cash equivalents due to first-time consolidation or deconsolidation of companies	– 77	–
Change in liquid funds and marketable securities	**266**	**– 195**
Liquid funds and marketable securities at January 1	155	421
Liquid funds and marketable securities at December 31	421	226

Computation of free cash flow		
Cash flow from operating activities	1,273	863
Cash flow from investing activities/acquisitions	1,120	– 417
Dividends and interest paid and received	– 338	– 240
Net cash flow	**2,055**	**206**
Capital expenditure on financial assets/acquisitions	361	155
Free cash flow	**2,416**	**361**

Henkel Group: Segment Information[1)]

Continuing businesses excluding exceptional items (figures in million euros)

(see Note 40)

Business Sectors	Laundry & Home Care	Cosmetics/ Toiletries	Adhesives	Henkel Technol-ogies	Corporate	Group
Sales 2002	3,131	2,116	1,317	2,763	329	9,656
Change from previous year	1.6 %	1.5 %	3.3 %	– 2.3 %	> 100 %	2.6 %
Proportion of Group sales	32 %	22 %	14 %	29 %	3 %	100 %
Sales 2001	3,082	2,085	1,275	2,828	140	9,410
EBITDA 2002	398	264	178	357	– 61	1,136
EBITDA 2001	356	251	177	337	– 15	1,106
Change from previous year	11.8 %	5.2 %	0.6 %	5.9 %	–	2.7 %
Return on sales (EBITDA) 2002	12.7 %	12.5 %	13.5 %	12.9 %	–	11.8 %
Return on sales (EBITDA) 2001	11.6 %	12.0 %	13.9 %	11.9 %	–	11.7 %
Depreciation and amortization on patents/licenses and property, plant and equipment (excl. financial assets) 2002	118	45	37	97	33	330
Depreciation and amortization on patents/licenses and property, plant and equipment (excl. financial assets) 2001	102	41	42	107	40	332
EBITA 2002	280	219	141	260	– 94	806
EBITA 2001	254	210	135	230	– 55	774
Change from previous year	10.3 %	4.0 %	4.2 %	12.0 %	–	4.1 %
Return on sales (EBITA) 2002	8.9 %	10.3 %	10.7 %	9.4 %	–	8.3 %
Return on sales (EBITA) 2001	8.2 %	10.1 %	10.6 %	8.2 %	–	8.2 %
Amortization of goodwill 2002	12	35	18	75	–	140
Amortization of goodwill 2001	11	44	25	92	–	172
EBIT 2002	268	184	123	185	– 94	666
EBIT 2001	243	166	110	138	– 55	602
Change from previous year	10.1 %	10.8 %	11.5 %	33.7 %	–	10.6 %
Return on sales (EBIT) 2002	8.5 %	8.7 %	9.4 %	6.7 %	–	6.9 %
Return on sales (EBIT) 2001	7.9 %	8.0 %	8.6 %	4.9 %	–	6.4 %
Return on capital employed (ROCE) 2002	31.2 %	21.9 %	19.2 %	10.5 %	–	15.7 %
Return on capital employed (ROCE) 2001	24.5 %	17.4 %	15.7 %	8.1 %	–	12.4 %
Capital employed 2002[2)]	896	999	731	2,461	55	5,142
Capital employed 2001[2)]	1,037	1,204	860	2,869	264	6,234
Change from previous year	– 13.6 %	– 17.1 %	– 15.1 %	– 14.2 %	–	– 17.5 %
Capital expenditures (excl. financial assets) 2002	166	52	87	138	17	460
Capital expenditures (excl. financial assets) 2001	165	57	91	153	15	481
Operating assets 2002	1,623	1,321	917	2,786	360	7,007
Operating liabilities 2002	765	529	281	632	305	2,512
Net operating assets employed 2002[3)]	858	792	636	2,154	55	4,495
Operating assets 2001	1,688	1,484	999	3,112	345	7,628
Operating liabilities 2001	696	497	256	627	81	2,157
Net operating assets employed 2001[3)]	992	987	743	2,485	264	5,471
Research and development costs (R&D) 2002	65	34	16	111	33	259
R&D as % of sales 2002	2.1 %	1.6 %	1.2 %	4.0 %	–	2.7 %
Research and development costs (R&D) 2001	61	31	15	115	33	255
R&D as % of sales 2001	2.0 %	1.5 %	1.1 %	4.1 %	–	2.7 %

1) calculated using figures in thousand euros
2) including goodwill at cost
3) including goodwill at residual book values

Henkel Group: Segment Information[1)]

Continuing businesses excluding exceptional items (figures in million euros)

(see Note 40)

Regions	Germany	Europe (excl. Germany)/ Africa/Middle East	North America (USA, Canada)	Latin America	Asia-Pacific	Corporate	Group
Sales by location of companies 2002	2,036	4,833	1,331	404	723	329	9,656
Change from previous year	- 2.2 %	5.1 %	- 4.1 %	- 14.3 %	- 1.0 %	> 100 %	2.6 %
Proportion of Group sales	21 %	50 %	14 %	4 %	8 %	3 %	100 %
Sales by location of companies 2001	2,083	4,598	1,387	471	731	140	9,410
Sales by location of markets 2002	1,853	4,748	1,294	420	1,012	329	9,656
Change from previous year	- 0.4 %	3.8 %	- 4.4 %	- 15.3 %	2.7 %	> 100 %	2.6 %
Proportion of Group sales	19 %	49 %	14 %	4 %	11 %	3 %	100 %
Sales by location of markets 2001	1,860	4,576	1,353	496	985	140	9,410
EBITDA 2002	462	531	157	17	30	- 61	1,136
EBITDA 2001	468	495	136	18	4	- 15	1,106
Change from previous year	- 1.3 %	7.3 %	15.4 %	- 5.6 %	> 100 %	-	2.7%
Return on sales (EBITDA) 2002	22.7 %	11.0 %	11.8 %	4.2 %	4.1 %	-	11.8 %
Return on sales (EBITDA) 2001	21.8 %	10.7 %	9.8 %	3.7 %	0.5 %	-	11.7 %
Depreciation and amortization on patents/licenses and property, plant and equipment (excl. financial assets) 2002	103	104	40	14	36	33	330
Depreciation and amortization on patents/licenses and property, plant and equipment (excl. financial assets) 2001	110	103	42	18	19	40	332
EBITA 2002	359	427	117	3	- 6	- 94	806
EBITA 2001	358	392	94	0	- 15	- 55	774
Change from previous year	0.1 %	8.5 %	23.8 %	> 100 %	62.8 %	-	4.1 %
Return on sales (EBITA) 2002	17.6 %	8.8 %	8.7 %	0.6 %	-	-	8.3 %
Return on sales (EBITA) 2001	17.2%	8.5 %	6.8 %	-	-	-	8.2 %
Amortization of goodwill 2002	31	50	41	7	11	-	140
Amortization of goodwill 2001	31	55	61	11	14	-	172
EBIT 2002	328	377	76	- 4	- 17	- 94	666
EBIT 2001	327	337	33	- 11	- 29	- 55	602
Change from previous year	0.4 %	11.8 %	> 100 %	67.1 %	39.3 %	-	10.6 %
Return on sales (EBIT) 2002	16.1 %	7.8 %	5.7 %	-	-	-	6.9 %
Return on sales (EBIT) 2001	15.7 %	7.3 %	2.4 %	-	-	-	6.4 %
Return on capital employed (ROCE) 2002	32.7 %	21.1 %	10.2 %	0.7 %	-	-	15.7 %
Return on capital employed (ROCE) 2001	30.7 %	18.0 %	5.8 %	-	-	-	12.4 %
Capital employed 2002[2)]	1,097	2,015	1,143	362	470	55	5,142
Capital employed 2001[2)]	1,167	2,182	1,611	485	525	264	6,234
Change from previous year	- 6.0 %	- 7.7 %	- 29.1 %	- 25.3 %	- 10.6 %	-	- 17.5 %
Capital expenditures (excl. financial assets) 2002	127	211	50	11	44	17	460
Capital expenditures (excl. financial assets) 2001	139	189	56	43	39	15	481
Operating assets 2002	1,397	2,906	1,260	430	654	360	7,007
Operating liabilities 2002	482	1,144	269	83	229	305	2,512
Net operating assets employed 2002[3)]	915	1,762	991	347	425	55	4,495
Operating assets 2001	1,427	3,002	1,650	523	681	345	7,628
Operating liabilities 2001	425	1,112	251	84	204	81	2,157
Net operating assets employed 2001[3)]	1,002	1,890	1,399	439	477	264	5,471

1) calculated using figures in thousand euros

2) including goodwill at cost

3) including goodwill at residual book values

Changes in fixed assets

(figures in million euros)

Cost	Intangible assets	Property, plant and equipment	Financial assets	Total
At January 1, 2001	**3,687**	**7,386**	**925**	**11,998**
Changes in the Group/acquisitions	– 145	– 2,944	– 12	– 3,101
Additions	40	534	731	1,305
Disposals	– 382	– 275	– 49	– 706
Reclassifications	3	– 2	– 1	–
Translation differences	66	49	34	149
At Dec. 31, 2001 / Jan. 1, 2002	**3,269**	**4,748**	**1,628**	**9,645**
Changes in the Group/acquisitions	79	89	–	168
Additions	19	307	92	418
Disposals	– 132	– 229	– 177	– 538
Reclassifications	4	– 4	–	–
Translation differences	– 257	– 210	– 101	– 568
At December 31, 2002	**2,982**	**4,701**	**1,442**	**9,125**

Accumulated depreciation	Intangible assets	Property, plant and equipment	Financial assets	Total
At January 1, 2001	**1,085**	**4,615**	**3**	**5,703**
Changes in the Group/acquisitions	– 44	– 1,961	1	– 2,004
Write-ups	–	– 2	–	– 2
Depreciation and amortization	512	481	2	995
Disposals	– 371	– 226	–	– 597
Reclassifications	–	–	–	–
Translation differences	42	18	–	60
At Dec. 31, 2001 / Jan. 1, 2002	**1,224**	**2,925**	**6**	**4,155**
Changes in the Group/acquisitions	– 12	46	–	34
Write-ups	–	–	–	–
Depreciation and amortization	188	298	14	500
Disposals	– 131	– 196	– 2	– 329
Reclassifications	–	–	–	–
Translation differences	– 73	– 89	–	– 162
At December 31, 2002	**1,196**	**2,984**	**18**	**4,198**
Fixed assets (net) at December 31, 2002	**1,786**	**1,717**	**1,424**	**4,927**
Fixed assets (net) at December 31, 2001	**2,045**	**1,823**	**1,622**	**5,490**
Scheduled depreciation and amortization 2002	179	259	–	438
Exceptional depreciation and amortization 2002	9	39	14	62
	188	**298**	**14**	**500**
Scheduled depreciation and amortization 2001	240	409	–	649
Exceptional depreciation and amortization 2001	272	72	2	346
	512	**481**	**2**	**995**

Henkel Group: Notes to the Financial Statements

(figures in million euros, rounded up or down as appropriate, unless stated otherwise)

General information

The consolidated financial statements of Henkel KGaA have been drawn up on the basis of International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards (IAS).

The financial statements of companies included in the consolidation have been audited by members of the KPMG organization or by other independent firms of auditors instructed accordingly. The financial statements are all drawn up at the same accounting date as those of Henkel KGaA.

In order to improve the clarity and informative value of the financial statements, certain items have been combined in the balance sheet or in the statement of income and shown separately in the Notes. The following items are shown separately in the statement of income because their impact is material:

- research and development costs,
- amortization of goodwill,
- restructuring costs.

This gives a better overall picture of the net assets, financial position and results of the Group.

Changes in composition of the Group

In addition to Henkel KGaA, the consolidated financial statements include 25 domestic and 237 foreign companies in which Henkel KGaA holds, directly or indirectly, a majority of the voting rights or which are under the unified management control of Henkel KGaA.

The investments in The Clorox Company, Oakland, California, and Ecolab Inc., St. Paul, Minnesota (both in the USA) are accounted for by the equity method.

Eleven foreign companies have been included in the consolidated Group figures for the first time; one company is no longer consolidated.

The list of shareholdings owned by Henkel KGaA and by the Henkel Group is filed with the Commercial Register at the Municipal Court in Düsseldorf under number B 4724 and will also be available for inspection at the Annual General Meeting.

Acquisitions in each business sector

	Group shareholding %	Acquisition cost [1] mill. euros	**Consolidated as from**
Laundry & Home Care		**61**	
Henkel Pakvash PJSC, Iran	60	–	March 1
Production plant Chelghoum Laid, Algeria	60	–	May 1
Henkel Merima a.d., Serbia	70	–	November 1
Adhesives		**50**	
Sellotape Group, UK	100	–	September 1
Solyplast SA, Spain	100	–	October 1
Henkel Technologies		**39**	
Cemedine U.S.A., Inc., USA	100	–	October 1
Pillar-filler-business of the MöllerGroup, Germany	100	–	August 1

[1] including purchase price (108 million euros) and liabilities taken over less liquid funds taken over (42 million euros)

Effect of companies included for the first time on items in the balance sheet

	2001	**2002**
Fixed assets	32	131
Current assets	30	45
Debt	27	43

Consolidation principles

Companies acquired are included in the consolidation for the first time by setting off their book values against their assets and liabilities. Any differences remaining after making fair value adjustments to the assets and liabilities are shown as goodwill and amortized on a systematic basis. In subsequent years the book values of participations carried in the accounting records of the parent company are set off against the net assets and liabilities of the subsidiary companies.

The same procedure is adopted for investments accounted for by the equity method, any existing goodwill being included in the equity valuations of the companies concerned. Henkel's share of the annual earnings of these companies – after amortization of goodwill – is included in net income from participations in the consolidated statement of income. In order to comply with US GAAP, the companies valued at equity – The Clorox Company and Ecolab Inc. – no longer amortize goodwill in their financial statements on a systematic basis. As IFRS currently require goodwill to be amortized on a systematic basis we have continued to amortize their goodwill in Henkel's consolidated financial statements.

Sales, income and expenses and all accounts receivable and payable between companies included in the consolidation are set off against each other. Intercompany profits on fixed assets or inventories supplied by other companies in the Group are eliminated for consolidation purposes. Intra-Group supplies are made on the basis of market or transfer prices.

Deferred taxation, calculated at the average rate of tax chargeable on profits of the Group, is accrued on consolidation procedures affecting net earnings.

Currency translation

The financial statements of companies included in the consolidation are translated into euros using the "functional currency" method outlined in IAS 21. As the functional currency is nearly always the local currency of the company concerned, assets and liabilities are translated at the mid rates ruling at the balance sheet date, income and expense items at average rates for the year. Differences compared with using year-end rates are taken to equity and shown separately as "Gains and losses recognized in equity" without affecting earnings.

Companies in countries with high rates of inflation draw up their financial statements either in euros or in US dollars in order to eliminate the effects of inflation. The exchange adjustments are included in the determination of net earnings by the temporal method.

Foreign currency accounts receivable and payable in the Group are translated at closing year-end rates of exchange. The following exchange rates are the most important ones used for currency translation purposes:

Unit of currency

	ISO code	Average rate in euros		Closing rate in euros	
		2001	**2002**	2001	**2002**
1 British pound	GBP	1.61	1.59	1.6420	1.5373
100 Swiss francs	CHF	66.19	68.15	67.4082	68.8516
100 Japanese yen	JPY	0.92	0.85	0.8628	0.8039
1 US dollar	USD	1.12	1.06	1.1334	0.9536

Notes to the Statement of Income

(the figures for 2001 include Cognis and Henkel-Ecolab)

(1) Sales

A breakdown of sales by business sector and geographical region compared with the previous year is shown in the tables on pages 50 and 51. Sales are recognized when the goods or services have been supplied and the risk transferred

(2) Cost of sales

The manufacturing cost of products sold and the purchase cost of merchandise sold are shown under this heading.

In addition to the costs directly attributable such as materials, labor and energy costs, this item also includes overheads (including depreciation).

(3) Marketing, selling and distribution costs

These include the costs of the marketing organization, of distribution, advertising and market research, and of application advisory services for customers, as well as amounts written off accounts receivable (2002: 35 million euros; 2001: 41 million euros).

(4) Research and development costs

This heading comprises the costs of research and of product and process development. Research and development costs are expensed in full as incurred, because the requirements for them to be capitalized set out in IAS 38 "Intangible Assets" are not met.

(5) Administrative expenses

This heading includes the appropriate proportion of personnel and non-personnel costs of Group management, the human resources, purchasing and accounts departments, and information technology.

(6) Other operating income

The decrease under this heading is due to reduced gains from the sale of real property and brand rights, and from the divestment of activities.

Other operating revenue includes income not relating to the period under review, insurance claims, and refunds.

Other operating income

	2001	**2002**
Gains on disposal of fixed assets	98	25
Income from release of provisions	15	23
Income from release of bad debt reserves	6	5
Write-ups of fixed assets	2	–
Foreign exchange gains from operating activities	2	14
Other operating revenue	123	97
	246	**164**

(7) Other operating charges

Other operating charges include amounts set aside to provide for services to be rendered to customers under guarantee or for the sake of customer goodwill, and for leasehold payments. This heading also includes foreign exchange losses of 25 million euros (2001: 1 million euros) incurred in connection with operating activities.

(8) Amortization of goodwill

The amount charged for the amortization of goodwill is less than in the previous year because of the exceptional write-downs charged in the previous year.

(9) Restructuring costs

This heading comprises the expense of early retirement schemes and of plant or business closures either already effected or approved and announced. Restructuring costs at Cognis and at the Henkel-Ecolab joint venture were included in the previous year.

(10) Exceptional items

The previous year's figures were materially affected by exceptional items. Net earnings were boosted by the sale of our Cognis business and our stake in the Henkel-Ecolab joint venture. On the debit side there were costs associated with the special "Strong for the Future" restructuring program and exceptional write-downs of goodwill.

(11) Financial items

Net income from participations		
	2001	**2002**
Net income from associated companies	**124**	**161**

The 2002 figure includes special charges of 24 million euros (2001: 35 million euros) in connection with our participation in The Clorox Company. This represents Henkel's share of the restructuring costs (treated by Clorox as an extraordinary item in its own financial statements) following the re-evaluation of its activities resulting from the "First Brands" acquisition and of its South American businesses. Clorox earnings figures are based on the calendar year. Ecolab Inc. has also recognized impairment losses, reducing the value of our participation by a proportionate share of 15 million euros. With effect from their 2002 fiscal years, Clorox and Ecolab have taken advantage of the new US GAAP regulation for the measurement of goodwill (the "impairment-only" approach) and are no longer amortizing goodwill systematically. In the at equity valuation for the Henkel Group, amounts of 12 million euros (2001: 6 million euros) for Clorox and 9 million euros for Ecolab have been charged against earnings in respect of the proportion of the amortization of goodwill attributable to our respective participations.

Net result from other participations	2001	2002
Income from participations		
in affiliated companies	1	–
in other companies	3	1
Income from profit and loss transfer agreements	1	1
Gains on disposal of financial assets and marketable securities	25	3
Write-downs on shares in affiliated and other companies and on marketable securities	– 1	– 14[1]
	29	**– 9**

[1] the write-downs on shares in affiliated and other companies were on investments in our new business activities

Net interest expense	2001	2002
Interest from long-term loans	3	32
Interest and similar income		
from affiliated companies	–	–
from others	17	20
Other financial income	38	27
Interest charges payable		
to affiliated companies	–	–
to others	– 181	– 88
Other financial charges	– 59	– 52
Write-downs on long-term loans	– 1	–
Interest element of amounts allocated to pension provisions	– 121	– 93
	– 304	**– 154**

Financial items	2001	2002
Net income from participations	124	161
Net result from other participations	29	– 9
Net interest expense	– 304	– 154
	– 151	**– 2**

(12) Taxes on income

Earnings before tax and breakdown of taxes	2001	2002
Earnings before tax	**1,059**	**664**
Current taxes	496	160
Deferred taxes	– 65	73
Taxes on income	**431**	**233**

Allocation of deferred taxes	Deferred tax assets		Deferred tax liabilities	
	Dec. 31, 2001	**Dec. 31, 2002**	Dec. 31, 2001	**Dec. 31, 2002**
Patents/Licenses	46	36	4	5
Goodwill	31	62	3	3
Property, plant and equipment	41	21	83	73
Financial assets	3	3	41	25
Inventories	21	20	14	15
Other receivables and miscellaneous assets	43	34	35	21
Special tax-allowable items	–	–	133	120
Provisions	235	218	40	117
Liabilities	28	15	1	2
Tax credits	–	34	–	–
Loss carry-forwards	47	57	–	–
	495	**500**	**354**	**381**
Amounts netted	– 152	– 139	– 152	– 139
Valuation allowances	– 28	– 35	–	–
Balance sheet figures	**315**	**326**	**202**	**242**

The deferred tax assets recognized in respect of financial assets relate to write-downs made by individual companies. The deferred tax liabilities in respect of financial assets relate primarily to the investments valued at equity in The Clorox Company and Ecolab Inc.

Deferred tax liabilities in respect of retained profits of foreign subsidiaries have not been included in the calculation because these profits will not be distributed but retained in the companies concerned.

German companies have recognized deferred tax balances in respect of special tax-allowable items relating to property, plant and equipment and to reinvestment reserves.

The deferred tax balances recognized by German and foreign companies in respect of provisions relate mainly to pensions and similar obligations.

Amounts netted represent tax assets and liabilities relating to the same tax authority.

Any assessment of whether deferred tax assets can be recognized depends on estimating the probability that the deferred tax assets can actually be realized in future. The level of probability must be more than 50 percent and must be supported by appropriate business plans.

The valuation allowances apply to deferred tax assets in respect of temporary differences between the balance sheet valuation of an asset or liability and its tax base, and to tax loss carry-forwards, and are based on a reassessment of the likelihood that they will be utilized in the future. Deferred taxes have not been recognized in respect of loss carry-forwards amounting to 282 million euros (2001: 193 million euros).

Expiry dates of unused tax loss carry-forwards		
	Dec. 31, 2001	**Dec. 31, 2002**
Must be utilized within:		
1 year	28	19
2 years	28	51
3 years	52	59
more than 3 years	172	175
Carry forward without restriction	29	207
	309	**511**

Calculation of effective tax rate		
	2001	**2002**
Earnings before taxes on income	1,059	664
Tax rate (incl. municipal trade tax) on income of Henkel KGaA in %	40	40
Estimated tax charge	**424**	**266**
Tax increases owing to non-deductible amortization of goodwill	100	52
Tax reductions owing to tax losses brought forward being utilized	– 13	– 8
Effects of different tax rates on net income from participations (valued at equity)	– 43	– 52
Tax reductions owing to tax-free income and other items	– 217	– 129
Tax increases owing to non-deductible expenses and other items	180	104 [1]
Total tax charge	**431**	**233**
Effective tax rate %	**40.7** [2]	**35.1**

[1] including non-deductible foreign withholding tax of 6 million euros

[2] the effective tax rate for 2001 is influenced by the exceptional items (goodwill write-downs and special restructuring program); without those charges the tax rate would be around 35 percent

German corporation tax legislation stipulates a statutory tax rate of 25 percent plus the solidarity surcharge of 5.5 percent. Together with municipal trade tax, the applicable tax rate for Henkel KGaA is 40 percent (2001: 40 percent).

As a result of the Flood Victim Solidarity Law which came into force on September 21, 2002, the statutory rate of corporation tax for the 2003 assessment period will be temporarily raised to 26.5 percent (plus the solidarity surcharge of 5.5 percent). Deferred taxes are not affected by the temporary increase in the tax rate.

(13) Minority interests

The amount shown here represents the share of profits and losses attributable to other shareholders. The share of profits amounted to 21 million euros (2001: 62 million euros) and of losses 25 million euros (2001: 23 million euros). The reduced figures compared to the previous year are due to the sale of Cognis and of our stake in the Henkel-Ecolab joint venture.

Notes to the Balance Sheet

(figures in million euros unless stated otherwise)

Fixed assets

Fixed assets subject to wear and tear are depreciated exclusively by the straight-line method on the basis of estimated useful lives standardized throughout the Group, exceptional depreciation being charged where necessary.

The following standard useful lives continue to be used as the basis for calculating depreciation and amortization:

Useful lives

	Years
Trademarks, licenses, patents	8 – 20
Goodwill	15 – 20
Residential buildings	50
Office buildings	33 – 40
Research and factory buildings, workshops, stores and staff buildings	25 – 33
Production facilities	20 – 25
Machinery	7 – 10
Office equipment	10
Vehicles	5
Factory and research equipment	5

(14) Intangible assets

Assets acquired for valuable consideration are included under this heading. The additions to patents, licenses and similar rights relate to normal business activities and the companies and businesses acquired in 2002.

Cost

	Patents/ Licenses	Goodwill	**Total**
At January 1, 2001	**629**	**3,058**	**3,687**
Changes in the Group/acquisitions	– 44	– 101	– 145
Additions	39	1	40
Disposals	– 64	– 318	– 382
Reclassifications	16	– 13	3
Translation differences	7	59	66
At Dec. 31, 2001 / Jan. 1, 2002	**583**	**2,686**	**3,269**
Changes in the Group/acquisitions	1	78	79
Additions	19	–	19
Disposals	– 52	– 80	– 132
Reclassifications	3	1	4
Translation differences	– 22	– 235	– 257
At December 31, 2002	**532**	**2,450**	**2,982**

Accumulated amortization	Patents/ Licenses	Goodwill	**Total**
At January 1, 2001	**373**	**712**	**1,085**
Changes in the Group/acquisitions	– 31	– 13	– 44
Amortization[1]	78	434	512
Disposals	– 58	– 313	– 371
Reclassifications	2	– 2	–
Translation differences	7	35	42
At Dec. 31, 2001 / Jan. 1, 2002	**371**	**853**	**1,224**
Changes in the Group/acquisitions	–	– 12	– 12
Amortization[1]	48	140	188
Disposals	– 51	– 80	– 131
Reclassifications	–	–	–
Translation differences	– 13	– 60	– 73
At December 31, 2002	**355**	**841**	**1,196**
Book values (net) at December 31, 2002	**177**	**1,609**	**1,786**
Book values (net) at December 31, 2001	**212**	**1,833**	**2,045**
[1] including exceptional write-downs 2001	21	251	272
2002	5	4	9

(15) Property, plant and equipment

The values of property, plant and equipment have changed as follows:

Cost	Land, land rights and buildings	Plant and machinery	Other factory and office equipment	Payments on account and assets in course of construction	**Total**
At January 1, 2001	**2,096**	**4,039**	**1,082**	**169**	**7,386**
Changes in the Group/ acquisitions	– 597	– 1,904	– 377	– 66	– 2,944
Additions	68	206	121	139	534
Disposals	– 51	– 126	– 92	– 6	– 275
Reclassifications	31	84	16	– 133	– 2
Translation differences	14	25	10	–	49
At Dec. 31, 2001 / Jan. 1, 2002	**1,561**	**2,324**	**760**	**103**	**4,748**
Changes in the Group/ acquisitions	42	39	8	–	89
Additions	54	100	87	66	307
Disposals	– 54	– 106	– 65	– 4	– 229
Reclassifications	28	37	7	– 76	– 4
Translation differences	– 74	– 102	– 29	– 5	– 210
At December 31, 2002	**1,557**	**2,292**	**768**	**84**	**4,701**

Accumulated depreciation	Land, land rights and buildings	Plant and machinery	Other factory and office equipment	Payments on account and assets in course of construction	Total
At January 1, 2001	**920**	**2,901**	**793**	**1**	**4,615**
Changes in the Group/ acquisitions	– 258	– 1,417	– 286	–	– 1,961
Write-ups	–	– 2	–	–	– 2
Depreciation	95	251	132	3	481
Disposals	– 31	– 110	– 83	– 2	– 226
Reclassifications	– 1	1	–	–	–
Translation differences	6	7	5	–	18
At Dec. 31, 2001 / Jan. 1, 2002	**731**	**1,631**	**561**	**2**	**2,925**
Changes in the Group/ acquisitions	14	27	5	–	46
Write-ups	–	–	–	–	–
Depreciation	62	142	91	3	298
Disposals	– 38	– 98	– 59	– 1	– 196
Reclassifications	–	–	–	–	–
Translation differences	– 24	– 47	– 18	–	– 89
At December 31, 2002	**745**	**1,655**	**580**	**4**	**2,984**
Book values (net) at December 31, 2002	**812**	**637**	**188**	**80**	**1,717**
Book values (net) at December 31, 2001	**830**	**693**	**199**	**101**	**1,823**

Additions are valued at purchase or manufacturing cost. The latter includes direct costs and appropriate proportions of overheads; interest charges on borrowings are not included. Cost figures are shown net of investment grants and allowances. Depreciation is charged over the periods of useful life shown on page 60. Scheduled depreciation of 259 million euros was charged on property, plant and equipment in 2002 (2001: 409 million euros, see also page 52), plus exceptional depreciation of 39 million euros (2001: 72 million euros).

(16) Financial assets

Financial fixed assets are shown at cost or at their lower actual value where applicable. Our associates The Clorox Company and Ecolab Inc. are accounted for by the equity method in the consolidated financial statements at the appropriate proportion of their net assets (see also Note 47).

We calculate our percentage shareholding on the basis of shares outstanding. The updated net asset figure is translated at the mid rate of exchange in force on the balance sheet date. The stock market value of our participations accounted for at equity amounted to 4,187 million euros at December 31, 2002 (2001: 4,475 million euros).

The long-term loans include a vendor note for 377 million euros (including interest) in connection with the disposal of the Cognis group. This note is for a term of 10 years. Interest on the loan is payable at the rate of 7 percent per annum for the first three years and thereafter at an annual 16 percent.

Cost	Affiliated companies	Shares in associated companies	Other participations	Long-term loans	**Total**
At January 1, 2001	**31**	**799**	**95**	**–**	**925**
Changes in the Group/ acquisitions	– 6	–	– 6	–	– 12
Additions	1	214	17	499	731
Disposals	–	– 45	– 4	–	– 49
Reclassifications	– 1	–	–	–	– 1
Translation differences	–	33	1	–	34
At Dec. 31, 2001 / Jan. 1, 2002	**25**	**1,001**	**103**	**499**	**1,628**
Changes in the Group/ acquisitions	–	–	–	–	–
Additions	–	58	9	25	92
Disposals	– 3	– 168 [1]	– 2	– 4	– 177
Reclassifications	2	–	– 2	–	–
Translation differences	–	– 101	–	–	– 101
At December 31, 2002	**24**	**790**	**108**	**520**	**1,442**

[1] reflects share buy-backs of The Clorox Company

Accumulated write-downs	Affiliated companies	Shares in associated companies	Other participations	Long-term loans	**Total**
At January 1, 2001	**2**	**–**	**1**	**–**	**3**
Changes in the Group/ acquisitions	2	–	– 1	–	1
Write-ups	–	–	–	–	–
Write-downs	–	–	1	1	2
Disposals	–	–	–	–	–
Reclassifications	–	–	–	–	–
Translation differences	–	–	–	–	–
At Dec. 31, 2001 / Jan. 1, 2002	**4**	**–**	**1**	**1**	**6**
Changes in the Group/ acquisitions	–	–	–	–	–
Write-ups	–	–	–	–	–
Write-downs	2	–	12	–	14
Disposals	– 1	–	– 1	–	– 2
Reclassifications	–	–	–	–	–
Translation differences	–	–	–	–	–
At December 31, 2002	**5**	**–**	**12**	**1**	**18**
Book values (net) at December 31, 2002	**19**	**790**	**96**	**519**	**1,424**
Book values (net) at December 31, 2001	**21**	**1,001**	**102**	**498**	**1,622**

(17) Inventories

Inventories are valued at purchase or manufacturing cost, using FIFO and the average method.

Any inventory valuations which are too high compared with lower market values at the balance sheet date are marked down to the appropriate level accordingly. Manufacturing cost includes – in addition to direct costs – appropriate proportions of necessary overheads (e.g. the goods inwards department, raw materials store, filling and other costs prior to the finished product store) as well as administrative expenses and pension costs for employees engaged in the production process, and production-related depreciation charges. Interest charges incurred during the period of manufacture, on the other hand, are not included. Inventories included in the balance sheet at their lower net realizable value (which in the case of finished products is derived from their market value) totaled 31 million euros at December 31, 2002 (2001: 31 million euros).

Breakdown of inventories

	Dec. 31, 2001	**Dec. 31, 2002**
Raw materials and supplies	322	299
Work in process	56	62
Finished products and merchandise	689	697
Payments on account of merchandise	14	15
	1,081	**1,073**

(18) Trade accounts receivable

Accounts receivable from customers are shown at their nominal value.

Specific risks associated with trade accounts receivable are covered by appropriate valuation allowances. A total of 35 million euros (2001: 41 million euros) has been provided in the form of valuation allowances.

(19) Other receivables and miscellaneous assets

Other receivables and miscellaneous assets

	Dec. 31, 2001	**Dec. 31, 2002**
Accounts receivable from non-consolidated affiliated companies	7	4
(including those with a residual term of more than 1 year)	(–)	(–)
Accounts receivable from other companies in which participations are held	7	8
(including those with a residual term of more than 1 year)	(2)	(2)
Derivatives with positive fair values	11	32
Miscellaneous assets	407	334
(including those with a residual term of more than 1 year)	(118)	(105)
Deferred charges	35	38
	467	**416**

Other receivables and miscellaneous assets are shown at their nominal or attributable fair value. Any risks associated with them are covered by valuation allowances. Miscellaneous assets comprise mainly the following:

- claims for tax refunds 121 million euros (2001: 85 million euros),
- amounts receivable from employees 16 million euros (2001: 16 million euros),
- amounts receivable from suppliers 20 million euros (2001: 26 million euros),
- insurance claims 7 million euros (2001: 11 million euros),
- security and guarantee deposits 14 million euros (2001: 17 million euros),
- payments made on account 24 million euros (2001: 38 million euros).

Debt discount of 1 million euros (2001: 0.3 million euros) included in deferred charges is written off on a scheduled basis each year over the term of the underlying liability.

(20) Liquid funds and marketable securities

Liquid funds and marketable securities	Dec. 31, 2001	**Dec. 31, 2002**
Liquid funds	218	177
Marketable securities	203	49
	421	**226**

Marketable securities are valued at their fair values at the balance sheet date. They comprise mainly short-term money market instruments. Price movements are recognized in the statement of income under financial items.

(21) Deferred tax assets

This heading comprises deferred tax assets resulting from the following factors:

- timing differences between the balance sheet valuation of an asset or liability and its tax base,
- tax losses carried forward which are expected to be utilized,
- consolidation procedures at Group level.

The allocation of deferred tax assets to the various balance sheet headings is shown under Note 12 (Taxes on income).

Shareholders' equity

The equity of the Henkel Group consists of the subscribed capital, capital reserve, revenue reserves and unappropriated profit, plus gains and losses recognized in equity.

(22) Subscribed capital

Subscribed capital	Dec. 31, 2001	**Dec. 31, 2002**
Ordinary bearer shares	222	222
Preferred bearer shares	152	152
Capital stock	**374**	**374**
Divided into 86,598,625 ordinary shares and 59,387,625 preferred shares		

At the Annual General Meeting of Henkel KGaA held on April 30, 2001, the personally liable members were authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to increase the capital of the Company in one or more instalments at any time up to May 1, 2006, by up to a total of 25,600,000 euros by issuing new non-voting preferred shares to be paid up in cash ("authorized capital"). The personally liable members were authorized – with the approval of the Shareholders' Committee and of the Supervisory Board in each case – to exclude the statutory pre-emptive rights of existing shareholders. Pre-emptive rights may only be excluded, however, for fractional entitlements or on condition that the issue price for the new shares is not significantly less than the quoted market price of shares of the same category at the time when the issue price is finally fixed.

At the Annual General Meeting of Henkel KGaA held on April 30, 2001, the personally liable members were authorized to purchase ordinary or preferred shares of the Company not exceeding 10 percent of the capital stock, i.e. up to 14,598,625 shares, at any time up to October 30, 2002.

The personally liable managing members were authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to dispose of treasury shares acquired, without first offering them to existing shareholders, by:

▷ offering and transferring them to members of the Management Board and certain executive management personnel of Henkel KGaA and to members of the management boards and certain executive management personnel of certain affiliated companies in Germany and abroad under the terms of the "Stock Incentive Plan of the Henkel Group", or

▷ selling them to third parties for the purpose of acquiring businesses, parts of businesses or participating interests in businesses or for forming business mergers.

Insofar as members of the Management Board of the Company are among those eligible to participate in the Stock Incentive Plan, the Shareholders' Committee is authorized – with the approval of the Supervisory Board – to arrange the offer and transfer of the shares.

The personally liable members were also authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to cancel the treasury shares without any further resolution in General Meeting being required.

A resolution of shareholders adopted at the Annual General Meeting held on May 6, 2002, renewed the above-mentioned authorizations until November 6, 2003, at the same time withdrawing the authorizations granted on April 30, 2001.

Treasury stock held by the Company at December 31, 2002 amounted to 2,495,700 preferred shares. This represents 1.71 percent of the capital stock and a proportional nominal value of 6.4 million euros. 992,680 of these shares were bought back in 2000, 808,120 in 2001 and 694,900 in 2002.

An average price of 73.785 euros per share was paid for the 694,900 preferred shares of the Company bought back in the year under review (compared with 63.09 euros per share for the 992,680 shares bought back in 2000 and 69.95 euros per share for the 808,120 shares bought back in 2001) representing a proportional nominal value of 1.8 million euros (0.48 percent of the capital stock). The total purchase price amounts to 170 million euros. The shares were acquired for the purposes stipulated under the terms of the above-mentioned authorization to acquire treasury shares, in particular to be able to satisfy stock options issued under the Stock Incentive Plan of the Henkel Group.

Details of the treasury stock (preferred shares) acquired each month during the year under review were as follows:

Shares bought back in 2002

	March	April	May	June	**Total**
Number of shares	47,500	94,700	442,700	110,000	694,900
Proportional nominal value of capital stock	0.12	0.24	1.14	0.28	1.78
Percentage share of capital stock	0.03	0.07	0.30	0.08	0.48
Purchase price (in euros)	**69.431**	**71.427**	**74.564**	**74.564**	**73.785**

(23) Capital reserve

The capital reserve comprises the amounts received in previous years in excess of the nominal value of preferred shares and convertible warrant bonds issued.

(24) Revenue reserves

The revenue reserves include the following:

▷ amounts allocated in the financial statements of Henkel KGaA in previous years,

▷ amounts allocated from consolidated net earnings of the Group,

▷ the earnings of consolidated companies less the interests of minority shareholders therein,

▷ changes in consolidation items and in the composition of the Group which affect earnings,

▷ the effects of conversion to the euro,

▷ buy-back of treasury shares by Henkel KGaA at cost.

Revenue reserves also comprise changes in the equity valuation of our investments in Ecolab and Clorox which are taken directly to equity. They result from share buy-backs and exchange rate fluctuations.

(25) Gains and losses recognized in equity

The items under this heading represent the differences on translation of the annual financial statements of foreign subsidiary companies taken to equity and the effects of the revaluation of financial instruments also taken to equity.

The deferred tax adjustments taken to equity amounted to 0.4 million euros (2001: 0 million euros).

Owing to the exchange rate weakness of the US dollar, the Japanese yen and the British pound, the negative translation difference at December 31, 2002 was up by 279 million euros (2001: down by 66 million euros) compared with the end of the previous year.

(26) Minority interests

This heading comprises partners' shares in the equity of a number of companies included in the consolidation, primarily in Asia.

(27) Provisions for pensions and similar obligations

Employees of companies included in the consolidation have entitlements under company pension schemes which are either defined contribution or defined benefit plans. These have different forms depending on the legal, financial and tax regime in each country. The level of benefits provided is based on the length of service and earnings of the person entitled.

The defined contribution plans are structured in such a way that the Company pays contributions to public or private sector institutions on the basis of statutory or contractual terms or on a voluntary basis and has no further obligation regarding the payment of benefits to the employee.

In defined benefit plans, the liability for pensions and similar obligations is calculated at the present value of the future obligations (the projected unit credit method). This actuarial method of calculation takes future trends in wages, salaries and retirement benefits into account. For Germany the calculation is based on trends of 3.0 percent (2001: 3.0 percent) for wages and salaries, 1.5 percent (2001: 1.5 percent) for retirement benefits, and a discount rate of 5.75 percent (2001: 5.75 percent). In other countries the equivalent factors depend on local conditions in the country concerned.

Pension and similar obligations at December 31, 2001

	Germany	USA	Rest of world	**Total**
Present value of defined benefit obligations				
– not covered by fund assets	1,466	117	83	1,666
– covered by fund assets	61	270	260	591
	1,527	**387**	**343**	**2,257**
Market value of fund assets	– 41	– 224	– 221	– 486
Miscellaneous	–	–	3	3
	1,486	**163**	**125**	**1,774**
Unrecognized actuarial gains/losses	– 96	– 22	– 15	– 133
Provisions for pensions and similar obligations	**1,390**	**141**	**110**	**1,641**

Pension and similar obligations at December 31, 2002	Germany	USA	Rest of world	**Total**
Present value of defined benefit obligations				
– not covered by fund assets	1,511	98	92	1,701
– covered by fund assets	59	240	304	603
	1,570	**338**	**396**	**2,304**
Market value of fund assets	– 38	– 167	– 215	– 420
Miscellaneous	–	–	– 3	– 3
	1,532	**171**	**178**	**1,881**
Unrecognized actuarial gains/losses	– 106	– 57	– 74	– 237
Provisions for pensions and similar obligations	**1,426**	**114**	**104**	**1,644**

The provisions for pensions and similar obligations increased by 8 million euros as a result of changes in the composition of the Group and decreased by 25 million euros as a result of exchange rate movements.

Actuarial gains and losses which do not exceed 10 percent of the present value of the obligations are not recognized in the financial statements. Those in excess of 10 percent at the end of the previous reporting period are spread over the average remaining working lives of the employees concerned.

A total of 102 million euros (2001: 122 million euros) has been included in pension costs in 2002 (see Note 38) and 93 million euros (2001: 121 million euros) in financial items (see Note 11).

(28) Other provisions

The amounts recognized as tax provisions and sundry provisions are the best estimates of the expenditure required to settle the obligations. Provisions which include interest elements are discounted to the balance sheet date.

Special circumstances include changes in the Group/acquisitions and foreign exchange fluctuations.

The tax provisions comprise accrued tax liabilities and amounts set aside for the outcome of external tax audits and legal proceedings.

The sundry provisions are in respect of identifiable potential liabilities toward third parties. They are costed in full.

The provision set up in the previous year for the special restructuring program was mainly for human resource costs, plus expenses to be incurred in connection with plant and business closures, including depreciation and amortization. 160 million euros was accrued at Group level in the previous year and utilized in the year under review.

Changes in 2001	Balance Jan. 1, 2001	Special circum-stances	Utilized	Released	Allocated	**Balance Dec. 31, 2001**
Tax provisions	236	– 18	– 104	– 8	276	382
Sundry provisions	840	– 235	– 439	– 46	528	648
Special restructuring program	–	–	–	–	244	244
	1,076	**– 253**	**– 543**	**– 54**	**1,048**	**1,274**

Changes in 2002	Balance Jan. 1, 2002	Special circum-stances	Utilized	Released	Allocated	**Balance Dec. 31, 2002**
Tax provisions	382	– 8	– 65	– 5	84	388
Sundry provisions	648	– 18	– 501	– 23	582	688
Special restructuring program	244	2	– 160	– 16	–	70
	1,274	**– 24**	**– 726**	**– 44**	**666**	**1,146**

Sundry provisions	Dec. 31, 2001	**Dec. 31, 2002**
Marketing, selling and distribution	164	188
Personnel	189	199
Production and engineering	52	72
Administration	243	229
	648	**688**

(29) Provisions for deferred tax liabilities

The amounts under this heading are in respect of differences between valuations in the consolidated balance sheet and the tax base used by the individual companies included in the consolidation to calculate their taxable profits. See also Note 12 (Taxes on income).

(30) Borrowings

This heading includes all interest-bearing obligations of the Henkel Group outstanding at December 31, 2002.

Borrowings	Dec. 31, 2001	Residual term			**Dec. 31, 2002**
	Total	more than 5 years	between 1 and 5 years	up to 1 year	**Total**
Bonds	387	–	153	85	238
(including amounts secured)	(18)				(–)
Participating certificates	9	–	–	4	4
Loans from employee welfare funds of the Henkel Group	26	–	14	6	20
(including amounts secured)	(–)				(–)
Bank loans and overdrafts	402		102	61	163
(including amounts secured)	(14)				(1)
Other financial liabilities	386	7	37	390	434
	1,210	**7**	**306**	**546**	**859**

The main bonds are as follows:

Bonds

Issued by	Type	Denominated currency	Equivalent value in mill. euros	Interest rate	Interest fixed
Henkel Corporation	Convertible Bond	DEM[1]	77	2.0000	to 2003[2]
Henkel Corporation	Eurobonds	DEM[1]	160	5.3750	to 2004[2]

[1] original currency
[2] hedged by cross currency swap; see also Note 35

The convertible bond of 77 million euros issued by Henkel Corporation includes a call option. During the period from June 12, 2000 to May 23, 2003, the holder can have the bond converted into preferred shares of Henkel KGaA. The conversion obligation has been transferred to one of the Group's banks.

Other financial liabilities include finance bills and interest-bearing loans from other third parties.

(31) Trade accounts payable

The liabilities under this heading are all due for payment within a year.

(32) Other liabilities

Other liabilities

	Residual term		Dec. 31, 2001	Residual term		**Dec. 31, 2002**
	more than 5 years	up to 1 year	Total	more than 5 years	up to 1 year	**Total**
Accounts payable to non-consolidated affiliated companies	–	24	24	–	18	18
Accounts payable to other companies in which participations are held	–	1	2	–	2	2
Liabilities in respect of taxation	–	72	72	–	57	57
Liabilities in respect of social security	–	31	31	–	35	35
Derivatives with negative fair values	–	70	70	–	36	36
Sundry liabilities *including deferred income*	18	256	298	17	214	253
(including amounts secured)			(–)			(–)
	18	**454**	**497**	**17**	**362**	**401**

Sundry liabilities include: liabilities to customers 28 million euros (2001: 27 million euros), commission payable 5 million euros (2001: 3 million euros), payroll taxes etc. for employees 34 million euros (2001: 31 million euros), liabilities toward employees 89 million euros (2001: 90 million euros) and advance payments received 15 million euros (2001: 9 million euros).

(33) Contingent liabilities

Contingent liabilities	Dec. 31, 2001	**Dec. 31, 2002**
Bills and notes discounted	14	1
Liabilities under guarantees and warranty agreements	24	11
Collateral	1	–

(34) Other financial commitments

The amounts shown are the nominal values.

Payment obligations under rent, leasehold and leasing agreements are shown at the total amounts payable up to the earliest date when they can be terminated. At December 31, 2002, they were due for payment as follows:

Rent, leasehold and leasing commitments	Dec. 31, 2001	**Dec. 31, 2002**
Due in the following year	40	38
Due within 1 – 5 years	57	61
Due after 5 years	10	11
	107	**110**

The order commitments for property, plant and equipment amounted to 47 million euros at the end of 2002 (2001: 32 million euros).

Payment commitments under the terms of agreements for capital increases and share purchases signed prior to December 31, 2002 amounted to 36 million euros (2001: 40 million euros).

(35) Derivatives and other financial instruments

As a general rule, all financial assets are measured at the current values attributable to them: their “fair values”. Other investments included in fixed assets and marketable securities included in current assets are an exception to this rule, only being shown at fair value if their market values can be reliably determined. That applies only to shares or securities that are regularly quoted on a stock exchange. In all other cases they are valued at amortized cost. Changes in the fair valuation of investments and securities whose fair values can be reliably determined are recognized in earnings under financial items. Fair valuation changes in the year under review were not material.

Financial liabilities with a fixed maturity are valued at their amortized cost using the effective interest rate method. This applies to commercial papers in particular.

Derivatives are used for the management of currency exposure and interest rate risks in connection with trading operations and the resultant financing requirements. They are entered into solely for hedging purposes. The derivatives used can be simulated and evaluated by our own computer systems. As well as forward exchange contracts and currency options to hedge currency risks and interest rate swaps to hedge interest rate risks, combined interest rate/currency swaps (cross currency swaps) are also used to hedge both types of risk.

The following positions were held at the balance sheet date:

Derivatives

	Principal amounts		Fair values	
at December 31	2001	**2002**	2001	**2002**
Assets				
Forward exchange contracts	340	945	11	30
(proportion for hedging financing arrangements within the Group)	189	586	10	17
Currency options	–	22	–	2
	340	**967**	**11**	**32**
Liabilities				
Forward exchange contracts	1,124	368	– 15	– 11
(proportion for hedging financing arrangements within the Group)	945	140	– 12	– 5
Currency options	–	3	–	0
Interest rate hedging instruments [1]	548	155	– 18	– 3
Interest rate/currency swaps[1]	230	230	– 62	– 22
	1,902	**756**	**– 95**	**– 36**

[1] interest rate hedging instruments (–18 million euros) and interest rate hedging components of interest rate/currency swaps (–7 million euros) not recognized in the balance sheet in 2001

The fair values of forward exchange contracts are determined on the basis of current reference rates published by the European Central Bank after taking forward premiums and discounts into account. Currency options are valued using quoted prices or recognized option pricing models. The fair values of interest rate hedging instruments are determined on the basis of discounted estimated future cash flows. For this purpose the prevailing market interest rates are used which are appropriate for the remaining term of each derivative. The interest rates used for the four most important currencies are shown in the following table.

Interest rates %								
at December 31	EUR		USD		JPY		GBP	
Term	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**
3 months	3.30	2.86	1.88	1.38	0.10	0.07	4.11	4.02
6 months	3.26	2.80	1.98	1.38	0.10	0.08	4.14	3.99
1 year	3.34	2.74	2.44	1.44	0.11	0.09	4.51	4.00
2 years	3.87	2.92	3.62	1.92	0.15	0.13	5.14	4.13
5 years	4.66	3.69	5.22	3.23	0.53	0.34	5.59	4.54

The fair values shown do not take into account any balancing changes in the valuation of the items hedged. In view of the fact that derivatives have only been recognized for accounting purposes since December 31, 2001, it has not always been possible to include prior-year figures in the following paragraphs.

Most of the forward exchange contracts are hedging instruments matching the amount and maturity of financing arrangements within the Group. Certain forward exchange contracts and all the currency options provide forward exchange cover for receipts and payments in foreign currency in respect of sales and purchases of goods. In certain circumstances Henkel also uses forward exchange contracts to hedge the foreign currency risk associated with participations. The contracts to hedge currency risks are generally for less than a year. Those with a positive fair value are included in "Miscellaneous assets" (32 million euros; 11 million euros at December 31, 2001) and those with a negative fair value in "Other liabilities" (11 million euros; 15 million euros at December 31, 2001). Changes in the fair values of these contracts are recognized in earnings in the statement of income. Only fair value losses amounting to 1 million euros in respect of the hedge of the foreign currency risk associated in the net investment in foreign entities have been taken to the heading "Gains and losses recognized in equity" at December 31, 2002.

Prudent management of interest rate exposure is an important objective of our financial policy in the context of asset and liability management. Against this background we have arranged part of the underlying borrowing requirements of the Henkel Group at long-term fixed interest rates. In addition, loans originally at variable rates of interest have been converted by derivative instruments into loans at fixed rates of interest, where this meant that costs could be saved by comparison with alternative forms of finance at the time when the transaction was concluded. The principal amounts and fair values of interest rate hedging instruments (mainly interest rate swaps) are shown in the table above.

Interest rate hedging instruments have been recognized in the balance sheet for the first time in the year under review. The negative fair values of all interest rate hedging instruments totaling 18 million euros were recognized at January 1, 2002 for the first time against equity. All interest rate hedging instruments are in a financial hedging relationship with intra-Group or external financing arrangements. The rules in IAS 39 relating to cash flow hedge accounting cannot always be applied to these relationships. Where cash flow hedge accounting is used, unrealized gains or losses in the fair values of interest rate hedging instruments are recognized in equity as long as the hedge is classified as effective as defined in IAS 39. The ineffective portion of gains or losses in fair value is taken directly to earnings. Negative fair values totaling 3 million euros relating to interest rate hedging instruments which met the conditions for cash flow hedge accounting were recognized at January 1, 2002 under the heading "Gains and losses recognized in equity". As the hedges were classified as effective in the year under review, matching positive fair value changes totaling 3 million euros were also recognized under "Gains and losses recognized in equity". Changes in the fair values of interest rate hedging instruments which do not qualify for cash flow hedge accounting are recognized in earnings under financial items.

Combined interest rate/currency swaps (cross currency swaps) are used to hedge both interest rate exposure and currency risks. They are also recognized at fair value, but for accounting purposes the fair value of an interest rate/currency swap is split into its individual components. The fair values of the interest rate components totaling a negative 7 million euros were recognized for the first time against equity at January 1, 2002. As cash flow hedge accounting under IAS 39 could be used for the interest rate components of the interest rate/currency swaps, the negative amount of 7 million euros was taken to "Gains and losses recognized in equity". Changes in the fair values of the interest rate components representing a negative 1 million euros during the year under review have also been recognized under that heading. All other changes in the fair values of interest rate/currency swaps are taken to earnings under financial items. The following interest rates have been fixed by using cross currency swaps and interest rate hedging instruments:

Interest rates

	Principal amount expressed in mill. euros	Average remaining period to maturity in years	Average interest rate %
Euros[1]	88	1.1	5.5
US dollars	297	1.0	6.3

[1] including a principal amount of 50 million euros at a current interest rate of 4 percent, subject to an interest rate cap of 5.3 percent

The use of derivatives and other financial instruments is centrally coordinated by the Corporate Treasury department. Treasury control, settlement and accounting are kept physically and organizationally separate from the trading function. As a general rule, counterparties are German and international banks of the highest standing. The credit rating and performance of our counterparties are kept under constant review.

Supplementary Information on the Statement of Income/Balance Sheet

(36) Depreciation and amortization

Depreciation and amortization	2001	2002
Scheduled depreciation and amortization on property, plant and equipment and intangible assets	649	438
Exceptional depreciation and amortization on property, plant and equipment and intangible assets	344	48
Write-downs on financial assets	2	14
	995	**500**

The decrease in scheduled depreciation relative to the figure for the previous year is mainly due to the sale of Cognis and the Henkel-Ecolab joint venture in that year.

The total charge for depreciation and amortization in the previous year included the exceptional write-downs under the goodwill review program (251 million euros) and the special restructuring program (69 million euros).

In the year under review the total charge for depreciation and amortization included exceptional write-downs totaling 16 million euros in connection with the special restructuring program. These have been charged under restructuring costs, where they have been set off against the same amount released to income from the provision set up in the previous year for the special restructuring program.

(37) Cost of materials

Cost of materials	2001	2002
Cost of raw materials, supplies and merchandise	5,363	3,622
Cost of outside services	172	209
	5,535	**3,831**

(38) Payroll costs

Payroll costs	2001	2002
Wages and salaries	2,139	1,541
Social security contributions and social assistance	437	309
Pension costs	122	102
	2,698	**1,952**

Stock Incentive Plan

The Annual General Meeting of Henkel KGaA held on May 8, 2000, approved the introduction of a new Stock Incentive Plan for senior executive personnel. The objective of this Stock Incentive Plan is to enable about 700 senior executive personnel around the world to share in any rise in the Henkel share price and thereby have a direct interest in the increasing value of the Company. Participants in the Plan are granted option rights for a period of up to five years to subscribe for Henkel preferred shares. The scheme involves an annual issue on a revolving basis, the relevant terms being revised each year by the Management Board with the approval of the Shareholders' Committee.

Each option granted carries the right to acquire up to eight Henkel preferred shares. The exact number of shares that can be bought with an option at a specific price depends on whether and to what extent the performance targets are met. One target is based on absolute performance (the performance of the Henkel preferred share price) and the other on relative performance (comparing the movement in value of Henkel's preferred shares with that of the Dow Jones Stoxx index). For both performance targets the average market price of Henkel preferred shares at the date of issue is compared with the average market price three years later. The average market price is calculated on the basis of 20 stock exchange trading days after the Annual General Meetings in each case. For options issued prior to 2002, a longer period of 60 trading days has to be used. The calculation of relative performance takes dividend payments and other rights and benefits into account as well as movements in the share price (= total shareholder return). The subscription rights attached to an option are split into two categories: up to five subscription rights can be exercised by reference to the absolute performance and up to three subscription rights by reference to the relative performance.

Option rights are granted to members of the Management Board and heads of divisions, and to managers of comparable status at domestic and foreign affiliated companies, on condition that they make a direct investment in one preferred share for each option; the other executive personnel eligible to participate in the Plan do not have to make any direct investment of their own.

After the end of the three-year vesting period the stock options can be exercised at any time, apart from during so-called blocked periods during the four weeks immediately preceding the dates when the Company's results are to be published.

In November 2002 the International Accounting Standards Board published an Exposure Draft for an International Financial Reporting Standard (IFRS) on accounting for "share-based payment" transactions. The Draft stipulates that in future the total value of stock options granted to senior executive personnel at the grant date is to be determined with the help of an option pricing model. The total value of the stock options on the grant date calculated in this way is then to be treated as a payroll cost spread over the period during which the Company receives the consideration from the employee in the form of his services. That period is normally the same as the agreed vesting period. The contra entry is to be taken direct to equity.

We will monitor the future progress of the standard-setting process with interest and will contribute to the discussion because we regard the proposed accounting treatment as inappropriate.

If the Exposure Draft in the form described above were already in force, the additional costs shown below would have had to be included in the statement of income. The table shows option rights and values under the terms of the Stock Incentive Plan introduced in 2000.

Option figures

	Options issued			Theoretical cost in 2001	**Theoretical cost in 2002**
	Management Board	Senior executives	Total		
1st issue	4,380	87,500	91,880	4.6	4.6
2nd issue	4,380	92,435	96,815	1.1	3.7
3rd issue	12,600	111,925	124,525	–	3.0
Total	**21,360**	**291,860**	**313,220**	**5.7**	**11.3**

The costs are calculated on the basis of the Black-Scholes option pricing model, modified to reflect the special features of the Stock Incentive Plan. The cost calculation was based on the following factors:

Black-Scholes option pricing model

	1st issue	2nd issue	**3rd issue**
Valuation date	6.9.2000	13.9.2001	30.4.2002
Exercise price (in euros)	63.13	71.23	72.40
Expected volatility of the share price (%)	35.0	33.1	32.4
Expected volatility of the index (%)	19.7	20.7	22.4
Expected lapse rate (%)	3	3	3
Risk-free interest rate (%)	5.19	4.18	4.78
Life of the option until end of performance period (in months)	31	43	55 [1]

[1] at the Annual General Meeting in April 2007

The agreed subscription prices for all three issues are higher than the quoted market price of Henkel preferred shares at December 31, 2002. If the performance targets had been met and the vesting period had expired at the balance sheet date, the senior executives eligible would not have exercised the stock options because they would not have gained any advantage from doing so. Accounting for option rights in accordance with the IFRS Exposure Draft in its present form therefore produces results which do not make sense.

(39) Employee numbers

Annual average excluding apprentices, work experience students and trainees, based on quarterly figures.

Employee numbers	2001	2002
Production and engineering	26,441	20,250
Marketing, sales and distribution	18,387	13,903
Research, development and applications engineering	3,959	3,036
Administration	11,208	10,014
	59,995[1]	**47,203**

[1] excluding employees of the sold companies Cognis and the Henkel-Ecolab joint venture: 47,362

(40) Segment information

The primary format for reporting the activities of the Henkel Group by segment is by business sector and the secondary format is by geographical region. This classification is linked to the Group's internal management and reporting systems and reflects the differing risks and rates of return applicable to each business sector.

The activities of the Henkel Group are analyzed between the following segments: Laundry & Home Care, Cosmetics/Toiletries, Consumer and Craftsmen Adhesives, Henkel Technologies and Corporate.

Laundry & Home Care

This business sector produces and sells detergents, laundry care products, and dishwashing and cleaning products.

Cosmetics/Toiletries

The product range of this sector comprises hair care, body care, skin care and oral hygiene products.

Consumer and Craftsmen Adhesives

This business sector produces and sells cyanoacrylates, office products for gluing and correcting applications adhesive tapes, high-strength contact adhesives, and adhesives for home decoration, building and DIY applications.

Henkel Technologies

This sector supplies products for industrial applications – industrial adhesives, engineering adhesives and surface technologies.

Corporate

Group overheads and Central Research costs are incorporated into this segment, together with income and expenses that cannot be allocated to individual business sectors.

Reconciliation with statement of income

In order to improve comparability, the figures quoted relate to continuing operations and exclude exceptional items.

The depreciation and amortization amount charged on patents/licenses and property, plant and equipment in the fixed asset movements schedule for 2002 has been reduced by the amount (16 million euros) not charged in the statement of income because it was matched by the same amount released to income from the provision for the "Strong for the Future" special restructuring program. The depreciation and amortization amount charged on patents/licenses and property, plant and equipment in 2001 has been reduced by the amount (69 million euros) charged in connection with the special restructuring program in 2001. The amortization of goodwill in 2001 has been reduced by the exceptional write-downs of 251 million euros charged in that year. This figure comprised exceptional write-downs of goodwill in the following business sectors: Laundry & Home Care 24 million euros, Cosmetics/Toiletries 62 million euros, Consumer and Craftsmen Adhesives 32 million euros and Henkel Technologies 133 million euros. All in all the EBIT figure has been reduced by exceptional items totaling 325 million euros.

From 2002 onward the corporate costs for international research and development incurred in the business sectors and the costs of managing the business sectors are allocated to the regions by means of apportionment formulae. The 2001 figures have been adjusted accordingly.

In 2002 we changed the segment reporting system by region in order to make it more meaningful. The Corporate segment is no longer allocated between the regions. We have adjusted the figures for 2001 accordingly.

Reconciliation between net operating assets/capital employed and balance sheet figures

	Net operating assets		**Balance sheet figures**	
	Annual average[1] 2002	Dec. 31, 2002	**Dec. 31, 2002**	
Goodwill	1,679	1,609	1,609	Goodwill
Other intangible assets and property, plant and equipment (total)	1,921	1,894	1,894	Other intangible assets and property, plant and equipment (total)
	–	–	1,424	Financial assets
	–	–	326	Deferred tax assets
Inventories	1,057	1,073	1,073	Inventories
Trade accounts receivable from third parties	1,622	1,545	1,545	Trade accounts receivable from third parties
Intra-Group accounts receivable	402	400	–	
Other receivables and miscellaneous assets[2]	326	276	416	Other receivables and miscellaneous assets
			226	Liquid funds/marketable securities
Operating assets (gross)	**7,007**	**6,797**	**8,513**	**Total assets**
– Operating liabilities, including:	2,512	2,565	–	
Trade accounts payable to third parties	889	858	858	Trade accounts payable to third parties
Intra-Group accounts payable	402	400	–	
Other provisions and liabilities[2]	1,221	1,307	1,547	Other provisions and liabilities
Net operating assets	**4,495**	**4,232**	**–**	
– Goodwill at book value	1,679	1,609	–	
+ Goodwill at cost	2,326	2,450	–	
Capital employed	**5,142**	**5,073**	**–**	

[1] the annual average is based on 12 monthly figures

[2] only amounts relating to operating activities are taken into account for calculating net operating assets

(41) Information on earnings per share

The Stock Incentive Plan (see Note 38) does not currently have any effect on earnings per share.

The figure for earnings after minority interests (excluding exceptional items) in 2001 is arrived at by taking out exceptional items amounting to 325 million euros and adding back the taxes in respect of those items (173 million euros) and the share of Cognis earnings attributable to the purchaser (87 million euros).

Earnings per share

	2001	2001 excluding exceptional items	**2002**
Earnings after minority interests	**502**	**437**	**435**
Dividends paid or proposed			
– on ordinary shares	92	92	92
– on preferred shares	64	64	64
Profit retained	**346**	**281**	**279**
Number of ordinary shares	86,598,625	86,598,625	86,598,625
EPS in euros	**3.45**	**3.00**	**3.00**
Number of preferred shares[1]	57,972,543	57,972,543	57,143,331
EPS in euros	**3.50**	**3.05**	**3.06**

[1] weighted annual average of preferred shares (buy-back program)

(42) Information on the cash flow statement

The cash flow statement for 2001 reflected all the special factors arising from the sale of our Cognis business and of our stake in the Henkel-Ecolab joint venture, as well as the costs associated with the goodwill review program and the "Strong for the Future" restructuring program.

Owing to the operating activities of Cognis and the Henkel-Ecolab joint venture being no longer included, the EBIT figure for 2002 is down compared to the previous year. The cash flow from operating activities in 2002 shows investment of 92 million euros in working capital. With regard to depreciation and amortization see the comments in Note 36.

The cash flow from investing activities/acquisitions includes 155 million euros for, among other things, expanding the activities of the business sectors, as follows: Laundry & Home Care 61 million euros, Consumer and Craftsmen Adhesives 50 million euros, and Henkel Technologies 39 million euros.

Dividends and interest paid and received included in cash flow from financing activities comprise mainly dividends totaling 82 million euros from Clorox and Ecolab.

(43) Related party transactions

Information required by § 160(1) no. 8 of the German Corporation Act (AktG).

The Company has been notified that a total of 50,006,910 voting rights, representing in total 57.75 percent of the voting rights in Henkel KGaA since February 12, 2002, are held by:

▷ 62 members of the families of the descendants of Fritz Henkel, the Company's founder,

▷ two foundations set up by members of those families,

▷ one civil-law partnership set up by members of those families,

- 14 private limited companies set up by members of those families and one limited partnership with a limited company as general partner, under the terms of a share pooling agreement (agreement restricting the transfer of shares) as envisaged in § 22(2) of the German Securities Trading Law (WpHG), whereby the shares held by the 14 private limited companies and by the limited partnership representing 17.74 percent are attributed (as envisaged in § 22(1) no. 1 of the WpHG) to the family members who control those companies,

and

- Jahr Vermögensverwaltung GmbH & Co. KG, based in Hamburg, which has undertaken, under the terms of an agreement concluded with the parties to the Henkel share pooling agreement, to exercise its voting rights at the Annual General Meeting of Henkel KGaA in concert with the parties to the Henkel share pooling agreement whenever the latter have decided to cast all their votes in the same way. Under § 22(2) of the WpHG this agreement means that the voting rights in Henkel KGaA held by the parties to the Henkel share pooling agreement and by Jahr Vermögensverwaltung GmbH & Co. KG are attributable to each other.

Jahr Vermögensverwaltung GmbH & Co. KG holds 5,290,000 ordinary shares in Henkel KGaA (representing 6.11 percent of the voting capital of Henkel KGaA), thereby exceeding the threshold of 5 percent of the total voting rights in Henkel KGaA, as does Christoph Henkel with voting rights attached to 5,044,139 ordinary shares in Henkel KGaA (representing a rounded percentage of 5.825 percent). No other party to the share pooling agreement has 5 percent or more of the total voting rights in Henkel KGaA, even after adding voting rights expressly granted under the terms of usufruct agreements.

Dipl.-Ing. Albrecht Woeste, Düsseldorf, is the authorized representative of the parties to the Henkel share pooling agreement.

Members of the families of the descendants of Fritz Henkel, the Company's founder, who hold shares in Henkel KGaA, and members of the Shareholders' Committee advanced funds on loan to the Henkel Group in the year under review on which interest has been payable at an average rate of 3.5 percent. The average total amount of capital advanced to the Henkel Group during the year was 390 million euros (balance at December 31, 2002: 412 million euros). Members of the Supervisory Board who are not also members of the Shareholders' Committee advanced funds on loan to the Henkel Group in the year under review averaging 10 million euros (balance at December 31, 2002: 8 million euros) at an average interest rate of 3.5 percent. The average total amount of capital advanced by members of the Management Board and of the operating management of Henkel KGaA during the year under review amounted to 4 million euros (balance at December 31, 2002: 3 million euros). Interest at an average rate of 3.437 percent was charged in 2002 on the funds advanced by the Management Board and operating management.

In addition to the above, some companies in the Henkel Group and the associated companies Clorox and Ecolab have supplied goods and services to each other on normal market terms during the course of normal business activities.

(44) Information required by § 292a HGB

The requirement of § 292a(1) of the German Commercial Code (HGB) for Henkel KGaA's consolidated financial statements to be drawn up in accordance with International Financial Reporting Standards (IFRS) has been met.

The only accounting policies applied by Henkel which are different from those required under German company law are insignificant in amount and relate to:

- recognition of translation differences in the statement of income,
- recognition as an asset of tax losses carried forward,
- recognition of derivatives in the balance sheet at fair value.

(45) Emoluments of corporate management

The total emoluments (fixed fee, bonus dividend paid in 2002, and attendance fee) paid to members of the Supervisory Board in the fiscal year 2002 (including value added tax) amounted to 729 thousand euros (2001: 721 thousand euros).

A total of 1,750 "value creation rights" have been issued to members of the Supervisory Board as an element of remuneration linked to the long-term success of the Company. At the end of the relevant performance period, these rights trigger a cash payment if an absolute performance target (the performance of the Henkel preferred share price) and/or a relative performance target (comparing the movement in value of Henkel's preferred shares to that of the Dow Jones Stoxx index) are met. At December 31, 2002, the value creation rights issued had no value in the hypothetical event that they would have been exercised at the balance sheet date. The members of the Shareholders' Committee received 1,537 thousand euros in the year under review (2001: 1,475 thousand euros) as remuneration (fixed fee) and a bonus dividend paid in 2002. The same terms and conditions apply to the total of 2,600 value creation rights issued to members of the Shareholders' Committee as to those issued to members of the Supervisory Board.

The members of the Management Board received remuneration totaling 9,492 thousand euros in the year under review (2001: 7,742 thousand euros) for the performance of their duties at Henkel KGaA and at subsidiaries. The increase is attributable in particular to the appointment of an additional member to the Management Board and to the increase in option rights. Basic salaries, on the other hand, were not increased in 2002.

The total remuneration figure includes 3,363 thousand euros (2001: 3,095 thousand euros) in respect of basic salaries (35.4 percent of the total, compared with 40 percent in 2001) and 4,647 thousand euros (2001: 4,169 thousand euros) in respect of performance-related (short-term incentive) salary components (49 percent of the total compared with 53.8 percent in 2001). The total also includes 12,600 option rights valued at 1,482 thousand euros (2001: 478 thousand euros – see Note 38) representing 15.6 percent of the total (2001: 6.2 percent) which were granted under the terms of the Stock Incentive Plan (long-term incentive) in 2002. The agreed exercise price for the Henkel shares is higher than their quoted market value at December 31, 2002. If the quoted market price were the same on the earliest date when the options could be exercised, the members of the Management Board would not have any financial gain.

A total of 41,363 thousand euros (2001: 37,305 thousand euros) was provided for pension commitments toward former members of the Management Board of Henkel KGaA and former managers of its legal predecessor, and their surviving dependents. Amounts paid during the year under review totaled 4,048 thousand euros (2001: 5,801 thousand euros).

Loans to members of the Management Board included under the heading "Miscellaneous assets" in the balance sheet at the end of 2002 amounted to 903 thousand euros. The total outstanding includes an unsecured loan advanced to a personally liable managing member (64 thousand euros redeemed, residual term of six months to maturity). The total also includes a loan secured by a mortgage with a residual term of 5 years on which no redemption payments were due or made during the year.

Both the above loans are subject to interest at the base rate of the German Bundesbank, with a maximum of 5.5 percent.

(46) Declaration of compliance with the Corporate Governance Code

In December 2002 the Management Board, Supervisory Board and Shareholders' Committee approved a joint Declaration of Compliance with the recommendations of the German Corporate Governance Code in accordance with § 161 of the German Corporation Act (AktG). The Declaration has been made permanently available to shareholders on the Company's website.

"Having due regard for the features peculiar to the legal form of a Kommanditgesellschaft auf Aktien (= limited partnership with a share capital) and to the adaptation of that legal form embodied in the Company's statutes, Henkel KGaA complies, with one exception, with the key (so-called "shall") provisions of the Code." More detailed information about Henkel's corporate governance is contained in the section of this report headed "Share performance and value management".

In accordance with the Statement of Compliance the following ownership information has to be disclosed: The members of the Supervisory Board and the members of the Shareholders' Committee hold, in each case, a total of more than 1 percent of the shares issued by the Company. The members of the Management Board hold in total less than 1 percent of the shares issued by the Company.

(47) Principal subsidiary companies

Europe

	Share of capital %	Sales	Share-holders' equity	**Earnings before tax**	Number of employees (annual average)
Hans Schwarzkopf & Henkel GmbH & Co. KG, Germany	100	134	100	84	416
Henkel Benelux Group, Brussels, Belgium, and Nieuwegein, Netherlands	100	420	1,557	– 10	914
Henkel France Group, Boulogne-Billancourt, France	100	697	305	48	1,331
Henkel Ltd., Hatfield, UK	100	141	46	– 2	511
Henkel S.p.A., Milan, Italy	100	748	310	41	1,596
Henkel Central Eastern Europe Group, Vienna, Austria	100 [1]	855	351	75	4,984
Henkel Nordic Group, Stockholm, Sweden	100	144	59	– 20	478
Henkel & Cie AG, Pratteln, Switzerland	100	116	103	12	201
Henkel Ibérica, Barcelona, Spain	80	508	185	37	1,382
Türk Henkel Kimya Sanaryi A.S., Istanbul, Turkey	100	179	– 2	– 6	523

Overseas

	Share of capital %	Sales	Share-holders' equity	**Earnings before tax**	Number of employees (annual average)
Henkel Mercosul Group, São Paulo, Brazil	100	146	87	– 9	1,042
Henkel of America Group, Gulph Mills, Pennsylvania, USA	100	1,363	436	241	3,830
Henkel Asia Pacific Group, Hong Kong	100 [1]	757	242	– 48	6,508

[1] ignoring insignificant minority interests

Participations in Associated Companies

The Clorox Company, Oakland, California, USA

Product groups: Household cleaners, bleaches, Brita (water filters), Glad (plastic packaging products), food products (dressings and sauces), automotive care products, cat litter products, charcoal

Clorox has international operations employing 10,000 people in the consumer goods market. Henkel owns 62.8 million shares in The Clorox Company, which represents a participating interest of 28.9 percent. The participation has increased by 2 percentage points compared with the previous year because Clorox bought back 13.2 million of its own shares during the course of 2002.

Henkel and Clorox have a technology transfer agreement. The collaboration with Clorox extends to the exchange of formulations, marketing concepts and test methods. There is also a cooperation arrangement in some countries (mainly in Eastern Europe) for the production and marketing of household bleaching agents.

For the 2001/2002 accounting period (year to June 30, 2002) the company reported sales totaling US$ 4.1 billion, an increase of four percent over the previous year. In terms of sales growth, Clorox benefited – especially in North America – from successful product launches and from concentrating on major brands. Earnings before tax rose 4.6 percent to US$ 498 million. The improvement in earnings was driven by increased sales, cost savings, and gains from business disposals amounting to US$ 33 million before tax. On the other hand, exceptional write-downs on assets in Latin America and restructuring costs totaling US$ 237 million before tax had an adverse impact. The increased tax charge compared with fiscal 2000/2001 meant that net earnings of US$ 322 million for the year to June 30, 2002 were much the same as in the previous year.

For the first half of fiscal 2002/2003 (six-month period to December 31, 2002), Clorox reported net earnings of US$ 234 million on sales up by 5.5 percent at US$ 1,973 million. That represents an 80 percent increase in earnings compared with the same period in the previous year. This performance was due above all to increased sales, wide-ranging cost saving measures and a reduction in exceptional charges.

Ecolab Inc., St. Paul, Minnesota, USA

Products and services for industrial and institutional hygiene, textile hygiene, vehicle cleaning and automotive care, water treatment and pest control, commercial kitchen service

Henkel owns 36.3 million shares in Ecolab Inc., representing a participating interest of 28.1 percent. With about 20,000 employees Ecolab Inc. is world market leader in the field of industrial and institutional hygiene.

Transferring the European joint venture Henkel-Ecolab to Ecolab Inc. with effect from December 1, 2001 created a business with worldwide operations which is better placed to meet the requirements of global customers.

Due to the expansion of the group and a very good sales performance, Ecolab Inc. generated a sales increase of 46.7 percent to US$ 3,404 million in fiscal 2002. Net earnings rose by 11.5 percent to US$ 210 million compared to the previous year.

Ecolab's share price went up by 23 percent in 2002. The market value of our participation as of December 31, 2002 was US$ 1,799 million.

(48) Recommendation for approval of the financial statements and appropriation of the profit of Henkel KGaA

The personally liable managing members, the Shareholders' Committee and the Supervisory Board recommend that the annual financial statements of Henkel KGaA be approved as presented and that the amount of 576,932,701.41 euros be allocated to revenue reserves out of the net earnings figure of 1,153,865,402.83 euros. After adding the profit of 159,264.00 euros brought forward from the previous year and the amount of 13,609,165.28 euros transferred from the treasury stock reserve, the unappropriated profit amounts to 590,701,130.70 euros.

The personally liable managing members, the Shareholders' Committee and the Supervisory Board recommend that the unappropriated profit of 590,701,130.70 euros for the year ended December 31, 2002, be applied as follows:

1. Payment of a dividend of 1.06 euros per ordinary share (on 86,598,625 shares ranking for dividend at December 31, 2002) = 91,794,542.50 euros
2. Payment of a dividend of 1.12 euros per preferred share (on 56,891,925 shares ranking for dividend at December 31, 2002) = 63,718,956.00 euros
3. Allocation of the remaining balance to revenue reserves = 435,187,632.20 euros

If there are any changes in the balance of treasury stock of ordinary or preferred shares between December 31, 2002 and the date of the Annual General Meeting which affect the total dividend payout, that part of the dividend which would have been paid on any further treasury shares acquired which thereby no longer rank for dividend will be carried forward, and the amount of dividend which would be payable on any treasury shares sold which thereby rank for dividend will be deducted from the amount to be allocated to revenue reserves under recommendation 3 above.

Düsseldorf, February 7, 2003

The personally liable managing members of Henkel KGaA

Prof. Dr. Ulrich Lehner, President and CEO
Guido De Keersmaecker
Dr. Jochen Krautter
Dr. Klaus Morwind
Prof. Dr. Uwe Specht

The Shareholders' Committee

Dipl.-Ing. Albrecht Woeste
(Chairman)

(49) Financial statements of Henkel KGaA (summarized)[1]

Statement of Income		
(figures in million euros)	2001	**2002**
Sales	**2,522**	**2,643**
Cost of sales	– 1,640	– 1,742
Gross profit	**882**	**901**
Selling, research and administrative expenses	– 917	– 920
Other income (net of other expenses)	122	143
Operating profit	**87**	**124**
Gains on disposal of financial assets	577	988[2]
Other financial items	– 185	33
Financial items	**392**	**1,021**
Change in special accounts with reserve element	– 3	13
Earnings before tax	**476**	**1,158**
Taxes on income	– 107	– 4
Net earnings	**369**	**1,154**
Allocation to revenue reserves	– 185	– 577
Amount withdrawn from reserves for treasury stock	6	13
Unappropriated profit[3]	**190**	**590**

Balance Sheet		
(figures in million euros)	Dec. 31, 2001	**Dec. 31, 2002**
Property, plant & equipment and intangible assets	342	389
Financial assets	4,941	4,854
Fixed assets	**5,283**	**5,243**
Inventories	157	177
Receivables and miscellaneous assets	1,560	2,233
Treasury stock	113	151
Liquid funds	306	97
Current assets	**2,136**	**2,658**
Total assets	**7,419**	**7,901**
Shareholders' equity	3,002	3,999
Special accounts with reserve element	234	221
Provisions	1,391	1,431
Liabilities	2,792	2,250
Total equity and liabilities	**7,419**	**7,901**

[1] the full financial statements of Henkel KGaA with the auditors' unqualified opinion are published in the Bundesanzeiger (Federal Gazette) and filed with the Commercial Register in Düsseldorf; copies can be obtained from Henkel KGaA on request

[2] including the book profits from the transfer of shares in Ecolab Inc. USA within the Group

[3] statement of income figures rounded off; unappropriated profit 190,172,848.45 euros for 2001 and 590,701,130.70 euros for 2002

Statement by the Management Board

The personally liable managing members of Henkel KGaA are responsible for the preparation of the consolidated financial statements and the Group management report.

The consolidated financial statements have been prepared on the basis of International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards (IAS).

The Management Board has taken steps to ensure the integrity of the reporting process and compliance with the relevant legal regulations by establishing effective internal control systems at the companies which are included in the consolidated financial statements. Appropriate training is provided to make sure that the employees responsible are suitably qualified to meet the required standards. Staff training is centered around the Company's mission statement and principles and strategies developed within the Company. Compliance with these principles is continually monitored by the Management Board. Compliance with regulations and the reliability and functional efficiency of control systems are kept under constant review by the internal audit department.

These measures, coupled with reporting procedures based on standard guidelines throughout the Group, ensure that the financial records properly reflect all business transactions. They also enable the Management Board to recognize changes in business circumstances and the ensuing risks to assets and financial arrangements as they occur.

Our risk management systems in place for Henkel KGaA and the Henkel Group ensure, in accordance with the requirements of company law, that any developments which could endanger the future of Henkel KGaA or of the Henkel Group are recognized in good time and that appropriate measures can be taken where necessary. This also provides the foundation for the accuracy of information disclosed in the consolidated financial statements and Group management report and in the individual company financial statements incorporated therein.

The Management Board is committed to delivering a steady increase in shareholder value. With this foremost and with the principles of sustainable development in mind, the Group is managed in the interests of shareholders and in full awareness of its responsibility toward employees, society and the environment in every country in which Henkel operates.

As required by § 161 of the German Corporation Act (AktG), the Management Board, the Supervisory Board and the Shareholders' Committee have approved a joint Declaration of Conformity with the recommendations of the German Corporate Governance Code.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, in accordance with a resolution adopted by shareholders at the Annual General Meeting and as instructed by the Supervisory Board, has audited the consolidated financial statements and the Group management report. The auditors' report is reproduced on page 90. The consolidated financial statements, the Group management report and the audit report have been discussed in detail with the auditors present at a meeting of the Supervisory Board held for that purpose. The report of the Supervisory Board is reproduced on page 89.

Düsseldorf, February 7, 2003

The Management Board of Henkel KGaA

Report of the Supervisory Board

During the course of fiscal 2002 the Supervisory Board has, as required by law and the Company's statutes, supervised and given advisory support to the Management Board.

The Management Board has kept the Supervisory Board fully informed by means of quarterly reports about the progress of the Company and all material business transactions. Sales and earnings of the Henkel Group as a whole and of each business sector and geographical region have been reported on a regular basis, and progress with the special restructuring program has also been reported. In addition, the Chairman of the Supervisory Board has held regular discussions with the Chief Executive Officer of the Management Board about important questions of company policy and business performance.

A total of four meetings were held during the year, at which joint deliberations with the Management Board focused on important individual projects and courses of action, and on strategic questions.

The following matters were discussed in detail:

- corporate strategy
- short-term and long-term corporate and financial planning
- human resource strategies and policies
- the situation and strategy of the Consumer and Craftsmen Adhesives business sector
- new research and technology projects

The annual financial statements of Henkel KGaA for the year ended December 31, 2002 and the consolidated financial statements and management reports, including the accounting records from which they were prepared, have been examined by the auditors appointed at the last Annual General Meeting, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt/Main ("KPMG"), and given an unqualified opinion. KPMG reports that the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group and of its cash flows for the year under review and comply with International Financial Reporting Standards. As permitted by § 292a HGB, the consolidated financial statements for the year under review exempt the Group from having to prepare consolidated financial statements under German company law. All the financial statement documentation and the recommendation by the personally liable managing members for the appropriation of profit, as well as the auditors' reports, have been laid before the Supervisory Board. They have been examined by the Supervisory Board and discussed in the presence of the auditors, who have reported on their main audit findings. This was also coupled with a discussion about Henkel's risk management procedures, during which the more important specific risks were quantified; there was no evidence of any risks which could endanger the continued existence of the Group as a going concern. At this meeting, the proposed resolutions for the Annual General Meeting and the joint Statement of Compliance with the German Corporate Governance Code to be made by the Management Board, Shareholders' Committee and Supervisory Board for 2003 were also approved.

The Supervisory Board concurs with the auditors' findings and, after concluding its own examination, has raised no objections. At its meeting held on February 25, 2003, the Supervisory Board approved the annual financial statements, the consolidated financial statements and the management reports as well as the recommendation for the appropriation of the profit for the year. The Supervisory Board has also approved the recommendation by the personally liable members for the appropriation of profit.

Heike Hauter, who had been an employee representative on the Supervisory Board since August 1, 2001, resigned from the Board with effect from September 30, 2002. Rolf Zimmermann was appointed to replace her on the Board by a decision of the Municipal Court dated October 9, 2002. The Supervisory Board thanks Frau Hauter for her contribution to the work of the Board.

Düsseldorf, February 25, 2003

The Supervisory Board

Dipl.-Ing. Albrecht Woeste
(Chairman)

Auditors' Report

"We have audited the consolidated financial statements prepared by Henkel Kommanditgesellschaft auf Aktien ("Henkel") for the business year from January 1, 2002 to December 31, 2002, comprising the consolidated balance sheet and the related consolidated statements of income, changes in shareholders' equity and cash flows, and notes to the financial statements. The preparation and content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the personally liable partners of Henkel Kommanditgesellschaft auf Aktien. Our responsibility is to express an opinion, based on our audit, on the consolidated financial statements.

We have conducted our audit of the consolidated financial statements in accordance with German audit regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and in supplementary compliance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and of the economic and legal environment in which the Henkel Group operates, and evaluation of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the personally liable partners, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Henkel Group and of its cash flows for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the Group management report for the business year from January 1, 2002 to December 31, 2002 prepared by the personally liable partners, has not led to any reservations. In our opinion on the whole the Group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and Group management report for the business year from January 1, 2002 to December 31, 2002 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and a Group management report in accordance with German company law."

Düsseldorf, February 7, 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Rüdiger Reinke
Wirtschaftsprüfer

Michael Gewehr
Wirtschaftsprüfer

Corporate Management

Supervisory Board

Dipl.-Ing. Albrecht Woeste
Chairman
Private Investor

Winfried Zander
Vice Chairman
Chairman of the Works Council of Henkel KGaA

Dr. Simone Bagel-Trah
Private Investor

Dr. Ulrich Cartellieri
Member of the Supervisory Board of Deutsche Bank AG

Hans Dietrichs
Chairman of the Works Council of Henkel Genthin GmbH

Heike Hauter
Member of the Works Council of Henkel KGaA
(to Sept. 30, 2002)

Benedikt-Joachim Freiherr von Herman
Forester

Bernd Hinz
Vice Chairman of the Works Council of Henkel KGaA

Prof. Dr. Dr. h.c. mult. Heribert Meffert
Former Director of the Institute of Marketing, University of Münster
Chairman of the Executive Board of the Bertelsmann Foundation

Prof. Dr. Dr. h.c. mult. Heinz Riesenhuber
Former Federal Minister for Research and Technology

Heinrich Thorbecke
Private Banker

Michael Vassiliadis
Executive Secretary of IG Bergbau, Chemie, Energie (German Mining, Chemicals and Energy Trade Union)

Bernhard Walter
Former Chairman of Dresdner Bank AG

Jürgen Walter
Member of the Executive Committee of IG Bergbau, Chemie, Energie (German Mining, Chemicals and Energy Trade Union)

Brigitte Weber
Member of the Works Council of Henkel KGaA

Dr. Anneliese Wilsch-Irrgang
Chemist
Representative of the Senior Staff of Henkel KGaA

Rolf Zimmermann
Member of the Works Council of Henkel KGaA
(from Oct. 9, 2002)

Shareholders' Committee

Dipl.-Ing. Albrecht Woeste
Chairman
Private Investor

Christoph Henkel
Vice Chairman
Private Investor

Dr. Jürgen Manchot
Vice Chairman
Chemist

Dr. Paul Achleitner
Member of the Board of Allianz AG

Stefan Hamelmann
Private Investor

Dr. h.c. Ulrich Hartmann
Chairman of the Board of E.ON AG

Dr. Christa Plichta
Physician

Dr. Wolfgang Röller
Honorary Chairman of the Supervisory Board of Dresdner Bank AG
(to May 6, 2002)

Burkhard Schmidt
Managing Director of Jahr Vermögensverwaltung GmbH & Co. KG

Karel Vuursteen
Former Chairman of the Executive Board of Heineken N.V., Netherlands
(from May 6, 2002)

Dr. Hans-Dietrich Winkhaus
Former President and Chief Executive Officer of Henkel KGaA

Management Board of Henkel KGaA

Prof. Dr. Ulrich Lehner[1]
President and Chief Executive Officer

Guido De Keersmaecker[1]
Henkel Technologies

Dr. Jochen Krautter[1]
Finance

Alois Linder
Consumer and Craftsmen Adhesives

Dr. Klaus Morwind[1]
Laundry & Home Care

Prof. Dr. Uwe Specht[1]
Cosmetics/Toiletries

Knut Weinke
Human Resources/Logistics

[1] Personally Liable Partner

Notifiable memberships of corporate management bodies per § 125 (1) no. 3 of the German Corporation Act (AktG)		
Supervisory Board	**Membership of statutory supervisory boards**	**Membership of comparable supervisory bodies**
Dipl.-Ing. Albrecht Woeste Chairman Private Investor	Deutsche Bank AG, Allianz Lebensvers.-AG	R. Woeste & Co. GmbH & Co. KG, IKB Deutsche Industriekreditbank AG, Investitions-Bank NRW
Winfried Zander Vice Chairman *Chairman of the Works Council of Henkel KGaA*		
Dr. Simone Bagel-Trah Private Investor		
Dr. Ulrich Cartellieri Member of the Supervisory Board of Deutsche Bank AG	Robert Bosch GmbH, Deutsche Bank AG	BAE Systems plc., UK
Hans Dietrichs Chairman of the Works Council of Henkel Genthin GmbH		
Heike Hauter Member of the Works Council of Henkel KGaA (to Sept. 30, 2002)		
Benedikt-Joachim Freiherr von Herman Forester		Holzhof Oberschwaben eG
Bernd Hinz Vice Chairman of the Works Council of Henkel KGaA		
Prof. Dr. Dr. h.c. mult. Heribert Meffert Former Director of the Institute of Marketing, University of Münster Chairman of the Executive Board of the Bertelsmann Foundation	Kaufhof Warenhaus AG, BASF Coatings AG	
Prof. Dr. Dr. h.c. mult. Heinz Riesenhuber Former Federal Minister for Research and Technology	Altana AG, Evotec OAI AG (Chairman), Frankfurter Allgemeine Zeitung GmbH, Osram GmbH, Portum AG, Vodafone AG	Heidelberg Innovation BioScience Venture II GmbH & Co. KG, HBM BioVentures AG, Switzerland
Heinrich Thorbecke Private Banker		Bank Thorbecke AG, Switzerland, Intervalor Holding AG, Switzerland, In Gassen Immobilien AG, Switzerland
Michael Vassiliadis *Executive Secretary of IG Bergbau, Chemie, Energie (German Mining, Chemicals and Energy Trade Union)*	mg technologies ag, *Preussag Energie GmbH*	
Bernhard Walter Former Chairman of Dresdner Bank AG	Bilfinger Berger AG, DaimlerChrysler AG, Deutsche Telekom AG, mg technologies ag, Staatliche Porzellan-Manufaktur Meissen GmbH, Thyssen Krupp AG, Wintershall AG (Vice Chairman)	KG Allgemeine Leasing GmbH & Co (Chairman of Executive Committee) Joint Stock Company "Sibirsko-Uralskaya Neftegazohimicheskaya Companija" (AK "Sibur")

Notifiable memberships of corporate management bodies per § 125 (1) no. 3 of the German Corporation Act (AktG)		
Supervisory Board (cont.)	**Membership of statutory supervisory boards**	**Membership of comparable supervisory bodies**
Jürgen Walter Member of the Executive Committee of IG Bergbau, Chemie, Energie	BASF AG, BASF Schwarzheide GmbH, RWE Umwelt AG	
Brigitte Weber Member of the Works Council of Henkel KGaA		
Dr. Anneliese Wilsch-Irrgang Chemist Representative of the Senior Staff of Henkel KGaA		
Rolf Zimmermann Member of the Works Council of Henkel KGaA (from Sept. 10, 2002)		

Notifiable memberships of corporate management bodies per § 125 (1) no. 3 of the German Corporation Act (AktG)		
Shareholders' Committee	**Membership of statutory supervisory boards**	**Membership of comparable supervisory bodies**
Dipl.-Ing. Albrecht Woeste Chairman Private Investor	(see Supervisory Board)	(see Supervisory Board)
Christoph Henkel Vice Chairman Private Investor		Henkel Corp., USA, The Clorox Company, USA, Head N.V., Netherlands
Dr. Jürgen Manchot Vice Chairman Chemist	LTS Lohmann Therapie-Systeme AG	Lohmann GmbH & Co. KG
Dr. Paul Achleitner Member of the Board of Allianz AG	MAN AG, RWE AG, Bayer AG	Allianz Europe Ltd., Netherlands, Allianz Finance B.V., Netherlands, Allianz Finance II B.V., Netherlands, Allianz of America Corp., USA, Allianz of America Inc., USA, A.C.I.F. SpA, Italy (Chairman), ÖIAG, Austria
Stefan Hamelmann Private Investor		Ecolab Inc., USA
Dr. h.c. Ulrich Hartmann Chairman of the Board of E.ON AG	Münchener Rückversicherungs-Gesellschaft AG (Chairman), RAG Aktiengesellschaft (Chairman), Deutsche Lufthansa AG, Hochtief AG, IKB Deutsche Industriebank AG (Chairman), **Group mandate:** E.ON Energie AG (Chairman)	Powergen plc, Great Britain (Chairman), ARCELOR, Luxembourg
Dr. Christa Plichta Physician		
Dr. Wolfgang Röller Honorary Chairman of the Supervisory Board of Dresdner Bank AG (to May 6, 2002)	HeidelbergCement AG (Chairman)	

Notifiable memberships of corporate management bodies per § 125 (1) no. 3 of the German Corporation Act (AktG)		
Shareholders' Committee (cont.)	**Membership of statutory supervisory boards**	**Membership of comparable supervisory bodies**
Burkhard Schmidt Managing Director of Jahr Vermögensverwaltung GmbH & Co. KG		Lycos Europe N.V., Netherlands
Karel Vuursteen Former Chairman of the Executive Board of Heineken N.V., Netherlands (from May 6, 2002)		Heineken Holding N.V., Netherlands, Gucci Group N.V., Netherlands, AB Electrolux, Sweden, ING Groep nv, Netherlands, Akzo Nobel nv, Netherlands, Royal Ahold nv, Netherlands, Randstad Holding NV, Netherlands
Dr. Hans-Dietrich Winkhaus *Former President and Chief* Executive Officer of Henkel KGaA	BMW AG, Degussa AG, Deutsche Lufthansa AG, Deutsche Telekom AG (Chairman), Ergo Versicherungsgruppe AG, Schwarz-Pharma AG (Chairman)	

Notifiable memberships of corporate management bodies per § 125 (1) no. 3 of the German Corporation Act (AktG)		
Management Board	**Membership of statutory supervisory boards**	**Membership of comparable supervisory bodies**
Prof. Dr. Ulrich Lehner[1]		Ecolab Inc., USA, Dresdner Bank Luxemburg S.A., Luxembourg, Novartis AG, Switzerland
Guido De Keersmaecker[1]		Henkel Belgium S.A., Belgium, Henkel Nederland B.V., Netherlands
Dr. Jochen Krautter[1]	Dresdner Bank Lateinamerika AG, BASF Coatings AG	Henkel China Investment Co. Ltd., China, Henkel Corp., USA, Henkel of America Inc., USA Ecolab Inc., USA
Alois Linder		Henkel Corp., USA
Dr. Klaus Morwind[1]		The Clorox Company, USA, Henkel Central Eastern Europe, Ges. mbH, Austria, Henkel Ibérica S.A., Spain, Henkel SpA, Italy, Henkel Hellas S.A., Greece
Prof. Dr. Uwe Specht[1]	Surplex AG	Henkel & Cie AG, Switzerland
Knut Weinke		Henkel Belgium S.A., Belgium, Henkel France S.A., France, Henkel Nederland B.V., Netherlands, Henkel Norden AB, Sweden, cc-chemplorer limited, Ireland

[1] Personally Liable Partner

Operating Management of Henkel KGaA

Dr. Franz-Josef Acher
Law

Dr. Ramón Bacardit
Surface Technologies

Alain Bauwens
Cleaners
(from July 1, 2002)

Pierre Brusselmans
Corporate Development

Hans Van Bylen
Skin Care/Oral Care/
Fragrances/Cosmetics
Western and Southern
Europe, Overseas

Gunter Effey
Holthausen Plant Services

Jean Fayolle
Industrial Adhesives

Dr. Wolfgang Gawrisch
Research/Technology

Heinrich Grün
Engineering Adhesives

Wolfgang Haumann
Detergents Production
Supply Chain

Dr. Peter Hinzmann
Information Systems

Dirk-Stephan Koedijk
Human Resources
Management
(from Jan. 1, 2003)

Dr. Jürgen Maaß
(to Dec. 31, 2002)

Jörg Koppenhöfer
Detergents Germany

Andreas Lange
Special Detergents
International
(from Jan. 1, 2003)

Dirk-Stephan Koedijk
(to Dec. 31, 2002)

Dr. Angela Paciello
Body Care/Cosmetics
Central Europe and
North America

Jürgen Seidler
Detergents International

Dr. Lothar Steinebach
Finance/Controlling

Gabriele Weiler
Hair Care

As at January 1, 2003

Management Circle 1 Worldwide

Giacomo Archi
Faruk Arig

Pietro Beccari
Francisco Beltran
Marc Benoit
Antonio Beraza
Karl Bethell
Wolfgang Beynio
Patrick Blum
Dr. Alexander Boeck
Willem Boomsluiter
Robert Bossuyt
Hanno Brenningmeyer
Dr. Andreas Bruns
Eberhard Buse

Marco Cassoli
Dr. Peter Christophliemk
Dundar Ciftcioglu
Michael James Clarkson
Dieter Claus
Julian Colquitt
Bertrand Conqueret
Juergen Convent
Francisco Cornellana
Jesus Cuadrado

John Davidson
Paul De Bruecker
Serge Delobel
Dr. Alexander Ditze
Peter Dowling
Uwe Drews

Wolfgang Eichstaedt
Dr. Horst Eierdanz
Stephen Ellis
Marcelo Estivill

Thomas Feldbrügge
Franz-Otto Fell

Dr. Attilio Gatti
Pierre Gibaud

Dr. Karl W. Gladt
Ralf Grauel

Rainer M. Haertel
Ferdinand Harrer
Dr. Hubert Harth
Ludger Hazelaar
Dr. Alois Hoeger
R. Enric Holzbacher
Michael Horstmann
Dr. Stefan Huchler

Dr. Jochen Jacobs
Dr. Joachim Jaeckle
Theo Janschuk
Dr. Karl-Heinz Jastram

John M. Kahl
Peter Kardorff
Klaus Kirchmayr
Adelheid Klahold
Dr. Wolfgang Klauck
Klaus Kleine Herzbruch
John Knudson
Nurierdem Kocak
Peter Kohl
Gerald Kohlsmith
Wolfgang Krey
Dr. Werner Krieger
Satish Kumar

Luis Carlos Lacorte
Jean Marc Lagoutte
Kenneth Lehman
Sammy Loutfy

Dr. Carlo Mackrodt
Dr. Klaus Marten
Lutz Gerart Mehlhorn
Frank Rainer Menzel
Dr. Bernhard Mergler
Stephen Merkel
Hanno-Hagen Mietzner
David C. Minshaw
Dr. Clemens Mittelviefhaus

Paulo Hisato Mizukami
Eric Moley
Dr. Jean Pierre de Montalivet
Georg Müller
Dr. Heinrich Müller
Dr. Thomas Müller-Kirschbaum
Rolf Münch
Rob Muir

Christoph Neufeldt
Alain Niccolai
Helmut Nuhn

Michael Ogrinz
Carlos Orozco Tascon

Dr. Can Paker
Luis Palau Almenar
Campbell Peacock
Norbert Pestka
Bruno Piacenza
Arnd Picker
Kenneth Piña
Ingomar Poppek
Dr. Christian Poschik
Michael Prange
Dr. Wolfgang Preuß
Ernst Primosch
Dr. Volker Puchta

Dr. Michael Reuter
Robert Risse
Peter Ruiner

Wolfgang Schäufele
Albrecht-Rüdiger Scheel
Wolfgang Scheiter
Gerhard Schlosser
Rolf Schlue
Aloys Schmeken
Dr. Matthias Schmidt
Paulo Aloysio Schmitt
Dr. Hans-Willi Schroiff
Peer Gernot Schum
Dr. Klaus Schumann

Michael Schwesig
Dr. Johann Seif
Joachim Speisebecher
Dr. Friedrich Stara
Bart Jan Steenken
Dr. Walter Sterzel
Stefan Sudhoff

Dr. Boris Tasche
Jan Teerlinck
Herman Ter Haar
Günter Thumser
Thomas Tönnesmann
Patrick Trippel
Rainer Tschersig

Robert Uytdewillegen

Viviane Verleye-Godin
Dr. Vincenzo Vitelli
Ramon Viver
Dr. Rainer Vogel
Dr. Dirk Vollmerhaus

Kim Walker
Bernd Wasserrab
Claus Weigandt
Klaus Dieter Weyers
Dr. Juergen Wichelhaus
Dr. Winfried Wichelhaus
Dr. Hans-Christof Wilk
Dr. Rudolf Wittgen

Daniel Ypersiel

As at January 1, 2003

Henkel Group: Ten-Year Summary

(figures in million euros)

Ten-Year Summary

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Sales	7,090	7,193	7,259	8,335	10,259	10,909	11,361	12,779	9,410[7]	9,656
Operating profit	281[4]	343	371	517	702	791	857	950	602[7]	666
Earnings before tax	299	346	389	454	1,001	644	692	816	734[9]	664
Net earnings	197	237	250	284	320[5]	372	404	505	476[8]	431
Earnings after minority interests	159	201	222	248	287	336	364	468	437[9]	435
Total assets	5,305	5,362	5,941	7,311	8,905	9,130	9,856	11,382	9,365	8,513
Fixed assets	2,804	2,786	3,351	4,012	5,040	5,164	5,504	6,295	5,490	4,927
Current assets (incl. deferred tax)	2,501	2,576	2,590	3,299	3,865	3,966	4,352	5,087	3,875	3,586
Debt	3,428	3,281	3,741	4,786	6,061	6,301	6,618	7,882	5,761	5,150
Shareholders' equity[1]	1,877	2,081	2,200	2,525	2,844	2,829	3,238	3,500	3,604	3,363
– as % of total assets	35.4	38.8	37.0	34.5	31.9	31.0	32.9	30.8	38.5	39.5
Net return on sales (%)[2]	2.8	3.3	3.4	3.4	5.6	3.4	3.6	4.0	3.6[11]	4.5
Return on equity (%)[3]	11.6	12.8	12.3	12.5	13.1[6]	13.1	14.3	15.6	13.6[9]	12.0
Dividend per ordinary share (in euros)	0.36	0.46	0.54	0.61	0.69	0.79	0.87	1.06	1.06	1.06[10]
Dividend per preferred share (in euros)	0.51	0.56	0.59	0.66	0.74	0.84	0.93	1.12	1.12	1.12[10]
Total dividends	60	74	82	93	104	119	131	157	156	156[10]
Borrowings ÷ EBITDA	1.28	1.09	1.47	1.57	1.48	1.57	1.27	1.83	1.12[7]	0.76
Capital expenditures (incl. financial assets)	502	515	1,078	833	2,127	979	746	1,359	664[7]	494
Investment ratio (%)	7.1	7.2	14.9	10.0	20.7	9.0	6.6	10.6	5.3	5.1
Research and development costs	206	189	189	197	238	250	279	320	255[7]	259
Number of employees (annual average)										
– Germany	16,617	15,313	14,684	15,473	15,138	15,257	15,065	15,408	11,121[7]	10,944
– Abroad	23,853	25,277	27,044	30,904	38,615	41,034	41,555	45,067	36,241[7]	36,259
Total	40,470	40,590	41,728	46,377	53,753	56,291	56,620	60,475	47,362[7]	47,203

[1] incl. participating certificates and participating loans up to 1996
[2] net earnings ÷ sales
[3] net earnings ÷ average equity capital over the year (since 1997: equity capital at beginning of year)
[4] adjusted to show operating profit after restructuring costs
[5] 576 million euros including gain from sale of GFC shareholding (Degussa)
[6] excluding gain from sale of GFC shareholding (Degussa)
[7] continuing businesses
[8] 541 million euros including net gain from exceptional items
[9] excluding exceptional items
[10] proposed
[11] net earnings ÷ total sales (13,060 bn. euro)

Calendar

Annual General Meeting of Henkel KGaA:
Monday, April 14, 2003, 10:00 a.m.
CCD Congress Center, Düsseldorf

Publication of Report
for the First Quarter 2003:
Tuesday, May 6, 2003

Publication of Report
for the Second Quarter 2003:
Monday, August 18, 2003

Publication of Report
for the Third Quarter 2003:
Monday, November 17, 2003

Fall Press and Analysts' Conference:
Monday, November 17, 2003

Press and Analysts' Conference:
Wednesday, February 25, 2004

Annual General Meeting of Henkel KGaA:
Monday, April 19, 2004

Up-to-date facts and figures on Henkel
also available on the Internet:
www.henkel.com

Published by

Henkel KGaA
D-40191 Düsseldorf
Germany
Tel.: + 49 (0)211 797-0

Edited by Corporate Communications

English translation by Christopher
Percival and Paul Knighton, England
Design by Kuhn, Kammann & Kuhn AG,
Cologne, Munich
Photographs by Andreas Fechner,
Düsseldorf, Wilfried Wolter, Düsseldorf,
Getty Images Germany, Zefa/L. Janicek
Produced by Schotte, Krefeld

Corporate Communications
Tel.: + 49 (0)211 797-3533
Fax: + 49 (0)211 798-2484
E-mail: ernst.primosch@henkel.com

Investor Relations
Tel.: + 49 (0)211 797-3937
Fax: + 49 (0)211 798-2863
E-mail: magdalena.moll@henkel.com

PR No.: 303 20.000
ISSN: 07244738
ISBN: 3-923324-90-1

Responsible Care®

Any forward-looking statements contained in this report represent our best judgement as to what will occur in the future. The actual results achieved by Henkel KGaA and its affiliated companies may, however, differ materially from these forward-looking statements and will depend on a number of competitive and economic factors, some of which will be outside the control of Henkel KGaA.

Henkel

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